Exhibit 99.2
GLASS HOUSE BRANDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND UNAUDITED RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2026 AND 2025

Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided as of August 14, 2026 and should be read together with Glass House Brands Inc.’s (together with its wholly-owned subsidiaries, referred to as “Glass House,” the “Company,” “we,” “us” or “our”) unaudited condensed consolidated interim financial statements as of June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025, and the accompanying notes (the “Unaudited Condensed Consolidated Interim Financial Statements”). The financial results discussed herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and, unless otherwise noted, are expressed in United States dollars. Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Overview
Glass House, formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. As of June 30, 2026, we are a cannabis company that operates in the state of California and have a certain intellectual property licensing agreement in Florida. We, through our subsidiaries, cultivate, manufacture and distribute cannabis bulk flower and trim to wholesalers and cannabis-related consumer packaged goods (“CPG”) to third-party retail stores in the state of California. Prior to the Deconsolidation Transaction (as defined below), we owned and operated retail cannabis stores and provided retail cannabis store management services in the state of California. Our subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares,” and collectively, with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”) are listed on Cboe Canada, trading under the symbol “GLAS.A.U”. Effective June 30, 2026, the Subordinate Voting Shares also commenced trading on the New York Stock Exchange (the “NYSE”) under the symbol “GLAS” (refer to “Listing on the NYSE” below). In connection with the listing on the NYSE, the Subordinate Voting Shares ceased trading on the OTCQX in the United States under the symbol “GLASF” at the close of market on June 29, 2026. Our head office and principal address is 3645 Long Beach Boulevard, Long Beach, California 90807. Our registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8, Canada.
Major Business Lines and Geographies
Subsequent to the Deconsolidation Transaction (as defined below), we view our financial results under two business lines – the creation of extensible wholesale cannabis biomass and cannabis-related consumer packaged goods. We generate our cannabis revenue in the state of California as of June 30, 2026 and we completed our first international sale of smokeable CBD biomass to Europe as part of the initial commercial harvest of Greenhouse 4 located at the Camarillo Facility during June 2026. In addition, we have a certain intellectual property licensing agreement in Florida.
While many cannabis businesses prioritize brand building and customer acquisition before securing a reliable product flow, we believe that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle and a prerequisite for any other activity.
Cannabis Cultivation, Production and Sales
We operate multiple greenhouse cultivation facilities located in Carpinteria and Camarillo, California. Our manufacturing production facility is located in Lompoc, California. We operate an approximately 5.5 million square foot hi-tech greenhouse facility, the “Camarillo Facility,” located in Camarillo, California. On March 10, 2022, we received California state cannabis licenses and a cannabis business license from Ventura County for the Phase I retrofit of the Camarillo Facility. We completed the first harvest in June 2022. On March 1, 2023, we announced plans to commence a Phase II retrofit of an additional greenhouse, Greenhouse 5, to expand production at our Camarillo Facility. We completed the first harvest from Greenhouse 5 in the first quarter of 2024. On August 13, 2024, we announced plans to commence a Phase III retrofit of an additional greenhouse to expand production at our Camarillo Facility. On January 20, 2026, we announced that we completed the buildout of the first third of Greenhouse 2 during 2025 with initial contributions included within first quarter 2026 results. During the second quarter of 2026, we completed full planting of the remainder of Greenhouse 2. Additionally, we completed the initial light retrofit and buildout of approximately one-third of Greenhouse 4 to support production targeting exportation to international CBD and hemp markets. During June 2026, we completed our first international sale of smokeable hemp as part of the initial commercial harvest from Greenhouse 4.
We generate revenue by selling our cannabis products in bulk at wholesale and at retail, such as raw cannabis, cannabis oil, and cannabis CPG. We operate a manufacturing facility in Lompoc, California. We also have a certain intellectual property licensing agreement in Florida.

Prior to the Deconsolidation Transaction (as defined below), we owned “Farmacy” branded retail dispensaries located in Santa Barbara, Santa Ana, Berkeley, Isla Vista and Santa Ynez, California; “Natural Healing Center” or “NHC” branded retail dispensaries located in Grover Beach, Lemoore, Morro Bay and Turlock, California. We operated one dispensary in Los Angeles, California under “The Pottery” brand. We also provided third-party retail cannabis store management services in California.
Deconsolidation Transaction
On June 17, 2026, the Company announced that it had applied to list its Subordinate Voting Shares on the New York Stock Exchange (the “NYSE”).
On June 12, 2026, the Company completed a series of transactions to facilitate the deconsolidation of the Company's dual-use cannabis retail business conducted through Glass House Retail, LLC (“GHR”) and its subsidiaries (the “Retail Business”), which comprised substantially all of the Company’s historical Retail reportable segment (the “Deconsolidation Transaction”). The Deconsolidation Transaction segregated the Company’s Retail Business from its cultivation, manufacturing and other operations and was undertaken in connection with the Company’s application to list its Subordinate Voting Shares on the NYSE.
In connection with the Deconsolidation Transaction, GHR entered into an amended and restated limited liability company agreement that established a three-class unit structure consisting of Class A Units, Class B Units and Exchangeable Units. An independent third-party investor, NSJB Investments LLC (the “GHR Investor”), acquired 100 Class A Units of GHR for approximately $2.5 million, funded through an unsecured promissory note issued by the GHR Investor to GHR. Following the Deconsolidation Transaction, the GHR Investor holds all of GHR’s outstanding voting Class A Units and has the right to appoint two of the three members of GHR’s board of managers.
The Company, through its indirect wholly owned subsidiary GHB Usub, LLC (“Holdings”), retained 900 Exchangeable Units of GHR. Prior to conversion, the Exchangeable Units are non-voting and do not provide Holdings with rights to current distributions or liquidation proceeds. The Exchangeable Units are convertible into Class B Units only after the date on which the NYSE permits the listing of companies that consolidate the financial statements of companies that cultivate, distribute or possess marijuana, as defined in 21 U.S.C. 802, for non-medical uses in the United States.
The Company, Holdings and GHR also entered into a protection agreement intended to preserve the value of the Exchangeable Units, which does not provide the Company or Holdings with the ability to direct the business, operations or activities of GHR. In addition, a subsidiary of the Company entered into a consulting services agreement with GHR pursuant to which it provides certain consulting, advisory and administrative services to GHR for fees generally equal to reimbursement of costs plus a 5% margin, subject to a monthly cap. The consulting services agreement may generally be terminated by either party upon 90 days’ notice.
As a result of the Deconsolidation Transaction, the Company deconsolidated GHR effective June 12, 2026 and classified the historical results of the Retail Business through June 11, 2026 as discontinued operations for all periods presented. Accordingly, unless otherwise noted, the results of operations discussed in this MD&A reflect the Company’s continuing operations and exclude the historical operating results of the Retail Business classified as discontinued operations. Beginning June 12, 2026, the Company’s share of GHR’s income or loss is recognized under the equity method and is included in continuing operations. See Note 3 – Discontinued Operations, to the Unaudited Condensed Interim Consolidated Financial Statements for additional information regarding the Deconsolidation Transaction and discontinued operations.
Listing on the New York Stock Exchange
On June 26, 2026, the Company filed a Registration Statement on Form 8-A with the U.S. Securities and Exchange Commission to register its Subordinate Voting Shares under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). On the same date, the NYSE approved the listing of the Company’s Subordinate Voting Shares.
The Subordinate Voting Shares commenced trading on the NYSE under the symbol “GLAS” at the opening of trading on June 30, 2026. In connection with the NYSE listing, trading of the Subordinate Voting Shares on the OTCQX Market under the symbol “GLASF” ceased at the close of market on June 29, 2026. The Company’s Subordinate Voting Shares continue to trade on Cboe Canada under the symbol “GLAS.A.U.”

Strategic Retail Arrangement with Vireo Growth Inc.
On April 9, 2026, Glass House Brands Inc. entered into certain agreements with Vireo Growth Inc. (“Vireo”) to form a retail-focused strategic arrangement (the “Retail Joint Venture”) to acquire and operate cannabis dispensaries in California.
The arrangement with Vireo contemplates that, subject to regulatory approvals, the final transaction structure and other closing conditions, the parties would contribute their respective California dispensary operations to the Retail Joint Venture in exchange for equal ownership interests. The arrangement also includes call and put rights between the parties that become exercisable after five years.
As of June 30, 2026, no assets or liabilities had been contributed and the Retail Joint Venture had not commenced operations.
Market Update and Objectives
The state of California represents the largest single state-legalized adult-use and medical market for cannabis in the U.S., with an adult population of over 30 million. The California market is highly fragmented, with over 4,000 cultivation licenses in operation, over 775 distribution licenses, approximately 1,250 licensed dispensaries, greater than 600 brands and a significant illicit market. In addition, California operators face high taxes and fees, extensive regulation, heavy competition and a large illicit market. Accordingly, California operators may find it difficult to operate in this market. In 2025, we saw wholesale prices decline from 2024 exhibiting high levels of volatility, but due to our scaled operations and low cost production, we believe Glass House is best fit to operate in this difficult market. With this backdrop, we will continue to use scale in cultivation and distribution (at wholesale and through retailers) to achieve low cost of production that will allow us to outperform competitors and build superior brand awareness and loyalty.
On August 30, 2023, the Department of Health and Human Services recommended that marijuana be reclassified as a Schedule III controlled substance under the Controlled Substances Act (“CSA”), concluding that marijuana has a currently accepted medical use in treatment in the United States for purposes of the CSA scheduling criteria, which informed the U.S. Department of Justice’s (“DOJ”) subsequent rulemaking process. On May 21, 2024, the DOJ published a notice of proposed rulemaking (“NPRM”) proposing to transfer marijuana from Schedule I to Schedule III of the CSA. The public comment period for the NPRM concluded on July 22, 2024. In connection with the proposed rulemaking, the U.S. Drug Enforcement Administration (“DEA”) initially noticed an administrative hearing for December 2, 2024, which was later postponed to January 21, 2025. The hearing was subsequently canceled by the DEA’s Chief Administrative Law Judge due to procedural issues and pending appeals and legal actions.
Throughout 2025, the rescheduling process experienced continued delays, and there was no defined timeline for resolution of the outstanding procedural matters. In July 2025, President Donald Trump’s nominee to lead the DEA, Terrance Cole, was confirmed by the Senate and sworn in as Administrator of the DEA. While the administrative process to reschedule marijuana remained paused during his initial months in office, a policy development occurred on December 18, 2025, when President Trump signed an Executive Order titled “Increasing Medical Marijuana and Cannabidiol Research.” The Executive Order directs the Attorney General and the DEA to prioritize and expedite completion of the marijuana rescheduling process to the maximum extent permitted under federal law.
On April 23, 2026, the DOJ and DEA announced that they had issued an order (the “Rescheduling Order”), effective April 22, 2026, placing FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III under the CSA, while marijuana products sold for adult-use recreational purposes remain classified as Schedule I controlled substances. In connection with this action, the DOJ and DEA also terminated the prior administrative proceedings associated with the NPRM and initiated a new expedited administrative hearing process to consider the broader proposed rescheduling of marijuana from Schedule I to Schedule III. The Rescheduling Order is limited in scope and does not broadly legalize marijuana under U.S. federal law, and the broader rescheduling process remains ongoing. On May 6, 2026, we announced that we submitted applications to register certain California-licensed medical cannabis operations with the DEA pursuant to the expedited registration pathway established by the Rescheduling Order.

The new administrative hearing commenced on June 29, 2026 pursuant to a schedule that called for the hearing to conclude no later than July 15, 2026. This hearing, which proceeds under the original May 2024 NPRM, is the vehicle through which the DEA is evaluating whether to, among other things, extend Schedule III status to all marijuana, including adult-use marijuana, and replaces the prior administrative proceedings that had been noticed by the Biden Administration (which were terminated in connection with the Rescheduling Order). Following the conclusion of the hearing and any permitted post-hearing submissions, the Administrative Law Judge is expected to issue a recommended decision. The parties will then have an opportunity to file exceptions before the administrative record is transmitted to the Attorney General. The Attorney General, acting through the DEA, may then issue a final rule or, alternatively, a further notice of proposed rulemaking. Any final rule would be subject to potential judicial review. The timing and outcome of this broader rescheduling process remain uncertain, and a final rule could take several months or longer after the hearing concludes. Separately, the Rescheduling Order itself is subject to pending petitions for review before the U.S. Court of Appeals for the District of Columbia Circuit. These judicial proceedings are distinct from the ongoing administrative process relating to the broader rescheduling proposal.
On April 23, 2026, the U.S. Department of the Treasury and the Internal Revenue Service announced that they plan to issue guidance addressing the federal tax consequences of the Rescheduling Order. The expected guidance would address, among other matters, the application of Section 280E of the Internal Revenue Code to businesses with multiple activities and a transition rule under which rescheduling would generally first apply for the full taxable year that includes the effective date of the Rescheduling Order. As of the date of this MD&A, such guidance has not been issued.
Despite these developments, the impact, timing and ultimate outcome of the rescheduling process remain uncertain and subject to completion of the administrative process, potential judicial review, and other legal and regulatory considerations. In addition, legislative uncertainty persists with respect to federal tax treatment. In February 2025, two identical bills — S. 471 and H.R. 1447 — were introduced in Congress. These bills would amend the Internal Revenue Code to preserve the application of Section 280E to marijuana-related businesses even if marijuana is reclassified as a Schedule III substance. S. 471 was referred to the Senate Committee on Finance, and H.R. 1447 was referred to the House Committee on Ways and Means. As of the date of this MD&A, neither bill has advanced out of committee or been scheduled for a floor vote.

Comparison of the Three Months Ended June 30, 2026 and 2025
The following are the results of our operations for the three months ended June 30, 2026 compared to the three months ended June 30, 2025 (in thousands):

	Three Months Ended
	June 30,
	2026	2025
Revenues, Net	$47,017	$47,605
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	31,249	21,535
Gross Profit	15,768	26,070
Operating Expenses:
General and Administrative	13,388	10,150
Sales and Marketing	357	321
Professional Fees	1,581	1,965
Depreciation and Amortization	3,438	3,353
Total Operating Expenses	18,764	15,789
Income (Loss) from Operations	(2,996)	10,281
Other (Income) Expense:
Interest Expense	628	1,882
Equity in Income of Equity Method Investees	(665)	(44)
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	(595)	328
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	95
Other Income, Net	(855)	(3,941)
Total Other Income, Net	(1,487)	(1,680)
Income (Loss) from Operations Before Provision for Income Taxes	(1,509)	11,961
Provision for Income Taxes	3,062	4,159
Net Income (Loss) From Continuing Operations	(4,571)	7,802
Net Income (Loss) From Discontinued Operations	(2,112)	942
Net Income (Loss)	(6,683)	8,744
Net Income Attributable to Non-Controlling Interest	130	75
Net Income (Loss) Attributable to the Company	$(6,813)	$8,669
Revenue
Revenue for the three months ended June 30, 2026 was $47.0 million, which represents a decrease of $0.6 million, or 1%, from $47.6 million for the three months ended June 30, 2025. Biomass revenue decreased by $0.4 million, or 1%, and CPG revenue decreased by $0.2 million, or 4%, for the three months ended June 30, 2026 as compared to the same period in the prior year. The decrease in wholesale biomass revenue was primarily due to a decline in equivalent dry pounds sold, partially offset by higher average selling prices of our biomass. As a result, our cultivation facilities reported $41.7 million in wholesale biomass revenue compared to $42.1 million in the same period in the prior year. CPG revenue was relatively consistent with results from the same period in the prior year.
Cost of Goods Sold and Gross Profit
Cost of goods sold for the three months ended June 30, 2026 was $31.2 million, an increase of $9.7 million, or 45%, compared with $21.5 million for the three months ended June 30, 2025. Gross profit for the three months ended June 30, 2026 was $15.8 million, representing a gross margin of 34%, compared to a gross profit of $26.1 million, representing a gross margin of 55% for the three months ended June 30, 2025. The increase in cost of goods sold during the three months ended June 30, 2026 was primarily attributable to higher cost of production for the wholesale biomass segment and increased production. Gross profit dollars for our wholesale biomass segment decreased by $8.9 million primarily due to an increase in cost of goods sold. Gross profit percentage for wholesale biomass was unfavorably impacted by higher production costs partially offset by higher average selling prices realized during the three months ended June 30, 2026 as compared to the same period in the prior year. Gross profit dollars for our CPG segment decreased by $1.3 million primarily due to an increase in cost of goods sold.

Total Operating Expenses
Total operating expenses for the three months ended June 30, 2026 was $18.8 million, an increase of $3.0 million, or 19%, compared to total operating expenses of $15.8 million for the three months ended June 30, 2025. The increase in total operating expenses was attributable to the factors described below.
General and administrative expenses for the three months ended June 30, 2026 and 2025 were $13.4 million and $10.2 million, respectively, an increase of $3.2 million, or 31%. The increase in general and administrative expenses was primarily attributed to an increase of $2.1 million in employee-related costs and an increase of $0.6 million in cannabis taxes and licenses.
Sales and marketing expenses for the three months ended June 30, 2026 and 2025 were $0.4 million and $0.3 million, respectively, an increase of $0.1 million, or 33%. Sales and marketing expenses were largely consistent period over period and include trade marketing, point of sale marketing for our wholesale CPG business product lines and promotions in various media outlets.
Professional fees for the three months ended June 30, 2026 and 2025 were $1.6 million and $2.0 million, respectively, a decrease of $0.4 million, or 20%. Professional fees were largely consistent period over period.
Depreciation and amortization expenses for the three months ended June 30, 2026 and 2025 were $3.4 million in each period which was largely consistent period over period.
Total Other Income
Total other income for the three months ended June 30, 2026 and 2025 were income of $1.5 million and income of $1.7 million, respectively, a decrease of $0.2 million, or 12%. The decrease was primarily due to a $4.1 million decrease in employee retention tax credits. This amount was offset by a $1.3 million favorable change in interest expense mainly resulting from a lower interest rate on the Senior Secured Credit Facility (as defined below) as compared to the Prior Credit Agreement (as defined below) and a favorable change of $0.9 million in the fair value of derivative assets and liabilities.
Provision for Income Taxes
Provision for income taxes for the three months ended June 30, 2026 and 2025 was $3.1 million as compared to $4.2 million, respectively, a favorable change of $1.1 million, or 26%. The favorable change in the provision for income taxes was the result of our change in tax position.
Net Income (Loss) From Discontinued Operations
Net income (loss) from discontinued operations, net of tax, for the three months ended June 30, 2026 and 2025 was a loss of $2.1 million and income of $0.9 million, respectively, a change of $3.0 million. The change primarily reflected the $2.5 million loss recognized upon deconsolidation and the inclusion of the retail business’s operating results through June 11, 2026, compared with the full three months ended June 30, 2025. See Note 3 – Discontinued Operations, to the Unaudited Condensed Interim Consolidated Financial Statements.

Comparison of the Six Months Ended June 30, 2026 and 2025
The following are the results of our operations for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 (in thousands):

	Six Months Ended
	June 30,
	2026	2025
Revenues, Net	$75,627	$80,635
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	55,808	40,153
Gross Profit	19,819	40,482
Operating Expenses:
General and Administrative	25,553	20,648
Sales and Marketing	453	555
Professional Fees	4,446	3,628
Depreciation and Amortization	6,918	6,633
Total Operating Expenses	37,370	31,464
Income (Loss) from Operations	(17,551)	9,018
Other (Income) Expense:
Interest Expense	1,898	4,121
Interest Income	—	(288)
Equity in Income of Equity Method Investees	(665)	(84)
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	(1,004)	2,061
Loss on Extinguishment of Debt	—	292
Other Income, Net	(2,067)	(3,768)
Total Other (Income) Expense, Net	(1,838)	2,334
Income (Loss) from Operations Before Provision for Income Taxes	(15,713)	6,684
Provision for Income Taxes	6,042	6,310
Net Income (Loss) From Continuing Operations	(21,755)	374
Net Loss From Discontinued Operations	(1,934)	(1,638)
Net Loss	(23,689)	(1,264)
Net Income Attributable to Non-Controlling Interest	256	127
Net Loss Attributable to the Company	$(23,945)	$(1,391)
Revenue
Revenue for the six months ended June 30, 2026 was $75.6 million, which represents a decrease of $5.0 million, or 6%, from $80.6 million for the six months ended June 30, 2025. Biomass revenue decreased by $4.7 million, or 7%, and CPG revenue decreased by $0.3 million, or 3%, for the six months ended June 30, 2026 as compared to the same period in the prior year. The decrease in wholesale biomass revenue during the six months ended June 30, 2026 was primarily due to a decrease in equivalent dry pounds sold and lower average selling prices of our biomass. As a result, our cultivation facilities reported $65.7 million in wholesale biomass revenue compared to $70.4 million in the same period in the prior year. CPG revenue was relatively consistent with results from the same period in the prior year.

Cost of Goods Sold and Gross Profit
Cost of goods sold for the six months ended June 30, 2026 was $55.8 million, an increase of $15.6 million, or 39%, compared with $40.2 million for the six months ended June 30, 2025. Gross profit for the six months ended June 30, 2026 was $19.8 million, representing a gross margin of 26%, compared to a gross profit of $40.5 million, representing a gross margin of 50% for the six months ended June 30, 2025. The increase in cost of goods sold during the six months ended June 30, 2026 was primarily attributable to higher cost of production and increased production for our wholesale biomass segment. Gross profit dollars for our wholesale biomass segment decreased by $19.5 million primarily due to the increase in cost of goods sold. Gross profit percentage for wholesale biomass was unfavorably impacted by higher unit production costs realized during the six months ended June 30, 2026 as compared to the same period in the prior year. Gross profit dollars for our CPG segment decreased by $1.2 million primarily due to an increase in cost of goods sold.
Total Operating Expenses
Total operating expenses for the six months ended June 30, 2026 was $37.4 million, an increase of $5.9 million, or 19%, compared to total operating expenses of $31.5 million for the six months ended June 30, 2025. The increase in total operating expenses was attributable to the factors described below.
General and administrative expenses for the six months ended June 30, 2026 and 2025 were $25.6 million and $20.6 million, respectively, an increase of $5.0 million, or 24%. The increase in general and administrative expenses is primarily attributed to an increase in employee-related costs.
Sales and marketing expenses for the six months ended June 30, 2026 and 2025 were $0.5 million and $0.6 million, respectively, a decrease of $0.1 million, or 17%. Sales and marketing expenses were largely consistent period over period.
Professional fees for the six months ended June 30, 2026 and 2025 were $4.4 million and $3.6 million, respectively, an increase of $0.8 million, or 22%. This increase was primarily attributable to an increase in accounting and legal fees.
Depreciation and amortization expenses for the six months ended June 30, 2026 and 2025 were $6.9 million and $6.6 million, respectively, an increase of $0.3 million, or 5%, which is largely consistent period over period.
Total Other (Income) Expense
Total other (income) expense for the six months ended June 30, 2026 and 2025 was income of $1.8 million and expense of $2.3 million, respectively, a change of $4.1 million, or 178%. The change was primarily due to a favorable change of $3.1 million on the change in fair value of derivative asset and liability, a favorable change of $2.2 million in interest expense resulting from a lower interest rate on the Senior Secured Credit Facility (as defined below) as compared to the Prior Credit Agreement (as defined below) and a favorable change of $1.6 million in foreign currency debt remeasurement. These amounts were offset by a decrease of $4.3 million in employee retention tax credits.
Provision for Income Taxes
Provision for income taxes for the six months ended June 30, 2026 and 2025 was $6.0 million and $6.3 million, respectively, a favorable change of $0.3 million, or 5%. The favorable change in the provision for income taxes was the result of our change in tax position.
Net Loss From Discontinued Operations
Net loss from discontinued operations, net of tax, was $1.9 million for the six months ended June 30, 2026 as compared with a net loss of $1.6 million for the six months ended June 30, 2025, an increase of $0.3 million. The change primarily reflected the $2.5 million loss recognized upon deconsolidation during the six months ended June 30, 2026 and the inclusion of the retail business’s operating results through June 11, 2026, compared with the full six months ended June 30, 2025 partially offset by $1.9 million of other than temporary intangible asset impairment in retail cannabis licenses recognized during the six months ended June 30, 2025. See Note 3 – Discontinued Operations, to the Unaudited Condensed Interim Consolidated Financial Statements.

Non-GAAP Financial Measures
In addition to providing financial measurements based on GAAP, we provide additional financial metrics that are not defined under, prepared in accordance with or a standardized financial measure under GAAP. Management uses such non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision-making, for planning and forecasting purposes and to evaluate our financial performance. These non-GAAP financial measures (collectively, the “non-GAAP financial measures”) are:

EBITDA
Net Income (Loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. This includes results of the Retail Business through June 11, 2026 and was no longer consolidated beginning June 12, 2026. This non-GAAP measure represents our current operating profitability and ability to generate cash flow.

Adjusted EBITDA
EBITDA (non-GAAP) adjusted for share-based compensation, stock appreciation rights expense, change in equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative instruments, change in fair value of contingent liabilities and shares payable, loss on extinguishment of debt, employee retention tax credits, non-recurring asset casualty loss and non-recurring legal and professional fees. This includes results of the Retail Business through June 11, 2026 and was no longer consolidated beginning June 12, 2026. This non-GAAP measure represents our current operating profitability and ability to generate cash flow, excluding certain material non-cash items and other adjustments, such as non-recurring, irregular or one-time expenditures, in order to improve comparability.

Management believes that these non-GAAP financial measures assess our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. Management also believes that these non-GAAP financial measures enable investors to evaluate our operating results and future prospects in the same manner as management. These non-GAAP financial measures may also exclude certain material non-cash items, expenses and gains and other adjustments that may be unusual in nature, infrequent or that we believe are not reflective of our ongoing operating results and performance.
As there are no standardized methods of calculating these non-GAAP financial measures, our methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others in the cannabis industry or otherwise. Accordingly, these non-GAAP financial measures are intended to provide additional information and are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. Such non-GAAP financial measures should only be considered in conjunction with the GAAP financial measures presented herein and in our Unaudited Condensed Interim Consolidated Financial Statements.
These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. In addition, we believe investors use both GAAP and non-GAAP measures to assess management’s past and future decisions associated with our priorities and allocation of capital, as well as to analyze how the business operates in, or responds to, swings in economic cycles or to other events that impact the cannabis industry.
These non-GAAP financial measures exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and performance. These non-GAAP financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. These non-GAAP financial measures have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under GAAP. For example, certain of these non-GAAP financial measures:
•exclude certain tax payments that may reduce cash available to us;
•do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
•do not reflect changes in, or cash requirements for, working capital needs; and
•do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on debt.

Other companies in the cannabis industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Adjusted EBITDA (non-GAAP)
The following table provides a reconciliation of our Net Income (Loss) to Adjusted EBITDA (non-GAAP) for the three months ended June 30, 2026 compared to the three months ended June 30, 2025 (in thousands):

	Three Months Ended
	June 30,
	2026	2025
Net Income (Loss) (GAAP)	$(6,683)	$8,744
Depreciation and Amortization	3,797	3,905
Interest, Net	643	1,918
Provision for Income Taxes	3,119	4,970
EBITDA from (Non-GAAP)	876	19,537
Adjustments:
Share-Based Compensation	4,214	2,944
Stock Appreciation Rights Expense	—	37
Equity in Income of Equity Method Investees	(665)	(44)
Loss Deconsolidation of GHR	2,490	—
Impairment Expense for Intangible Assets	170	—
Change in Fair Value of Derivative Asset and Liability	(595)	328
Change in Fair Value of Contingent Liabilities and Shares Payable	—	95
Employee Retention Tax Credits	(666)	(4,750)
Non-Recurring Legal and Professional Fees	(135)	—
Adjusted EBITDA (Non-GAAP)	$5,689	$18,147
On a non-GAAP basis, we recorded Adjusted EBITDA (Non-GAAP) of $5.7 million for the three months ended June 30, 2026, compared to an Adjusted EBITDA (Non-GAAP) of $18.1 million for the three months ended June 30, 2025, an unfavorable variance of $12.4 million, or 69%. The decrease was primarily driven by a decrease of $10.3 million in gross profit, as discussed in the Cost of Goods Sold and Gross Profit section in the Comparison of the Three Months Ended June 30, 2026 and 2025 above, as well as an increase of $2.0 million in general and administrative expenses (excluding share-based compensation and stock appreciation rights expense) primarily due an increase in employee-related costs and cannabis taxes and licenses.

Adjusted EBITDA for the Six Months Ended June 30, 2026 and 2025 (non-GAAP)
The following table provides a reconciliation of our Net Loss to Adjusted EBITDA (non-GAAP) for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 (in thousands):

	Six Months Ended
	June 30,
	2026	2025
Net Loss (GAAP)	$(23,689)	$(1,264)
Depreciation and Amortization	7,818	7,743
Interest, Net	1,939	3,907
Provision for Income Taxes	6,177	7,896
EBITDA (Non-GAAP)	(7,755)	18,282
Adjustments:
Share-Based Compensation	8,737	5,049
Stock Appreciation Rights Expense	(5)	—
Equity in Income of Equity Method Investees	(665)	(84)
Loss Deconsolidation of GHR	2,490	—
Impairment Expense for Intangible Assets	170	1,900
Change in Fair Value of Derivative Asset and Liability	(1,004)	2,061
Loss on Extinguishment of Debt	—	292
Employee Retention Tax Credits	(666)	(4,960)
Non-Recurring Legal and Professional Fees	214	—
Adjusted EBITDA (Non-GAAP)	$1,516	$22,540
On a non-GAAP basis, we recorded Adjusted EBITDA (Non-GAAP) of $1.5 million for the six months ended June 30, 2026, compared to an Adjusted EBITDA (Non-GAAP) of $22.5 million for the six months ended June 30, 2025, an unfavorable variance of $21.0 million, or 93%. The decrease was driven by a decrease of $20.7 million in gross profit, as discussed in the Cost of Goods Sold and Gross Profit section in the Comparison of the Six Months Ended June 30, 2026 and 2025 above.
Selected Quarterly Information
A summary of selected information for each of the quarters presented is as follows (in thousands, except per share data):

	Revenues	Net Income (Loss) from Continuing Operations	Earnings (Loss) Per Share-Basic from Continuing Operations	Earnings (Loss) Per Share-Diluted from Continuing Operations	Net Income (Loss) Before Non-Controlling Interest	Earnings (Loss) Per Share-Basic Attributable to the Company	Earnings (Loss) Per Share-Diluted Attributable to the Company
June 30, 2026	$47,017	$(4,571)	$(0.08)	$(0.08)	$(6,683)	$(0.11)	$(0.11)
March 31, 2026	28,610	(17,184)	(0.23)	(0.23)	(17,006)	(0.23)	(0.23)
December 31, 2025	26,917	(13,957)	(0.20)	(0.20)	(15,500)	(0.23)	(0.23)
September 30, 2025	26,189	(12,546)	(0.19)	(0.19)	(12,188)	(0.19)	(0.19)
June 30, 2025	47,605	7,802	0.04	0.04	8,744	0.05	0.05
March 31, 2025	33,030	(7,428)	(0.15)	(0.15)	(10,008)	(0.18)	(0.18)
December 31, 2024	41,243	10,807	0.08	0.07	12,159	0.10	0.09
September 30, 2024	52,607	(2,901)	(0.09)	(0.09)	(3,208)	(0.09)	(0.09)
Revenue for the quarter ended June 30, 2026 was $47.0 million, an increase of $18.4 million, or 64%, as compared to revenue of $28.6 million for the quarter ended March 31, 2026. The increase in revenue was primarily driven by higher biomass revenue due to higher average selling prices and higher biomass weight sold during the quarter. As a result, our cultivation facilities reported $41.7 million and $24.0 million for the quarters ended June 30, 2026 and March 31, 2026, respectively.

Revenue for the quarter ended March 31, 2026 was $28.6 million, an increase of $1.7 million, or 6%, as compared to revenue of $26.9 million for the quarter ended December 31, 2025. The increase in revenue was primarily driven by higher biomass revenue due to higher average selling prices which offset lower biomass weight sold during the quarter. As a result, our cultivation facilities reported $24.0 million and $22.6 million for the quarters ended March 31, 2026 and December 31, 2025, respectively.
Revenue for the quarter ended December 31, 2025 was $26.9 million, which was relatively consistent with revenue of $26.2 million for the quarter ended September 30, 2025.
Revenue for the quarter ended September 30, 2025 was $26.2 million, a decrease of $21.4 million, or 45%, as compared to revenue of $47.6 million for the quarter ended June 30, 2025. The decrease in revenue was primarily driven by lower biomass sales due to reduced production resulting from labor constraints at our farms following the Federal agency actions. As a result, our cultivation facilities reported $21.2 million and $42.1 million for the quarters ended September 30, 2025 and June 30, 2025, respectively.
Revenue for the quarter ended June 30, 2025 was $47.6 million, an increase of $14.6 million, or 44%, as compared to revenue of $33.0 million for the quarter ended March 31, 2025. The increase in revenue was primarily due to an increase in biomass sales caused by higher biomass production related to the seasonality of plant cycle. As a result, our cultivation facilities reported $42.1 million and $28.3 million for the quarters ended June 30, 2025 and March 31, 2025, respectively.
Revenue for the quarter ended March 31, 2025 was $33.0 million, a decrease of $8.2 million, or 20%, as compared to revenue of $41.2 million for the quarter ended December 31, 2024. The decrease in revenue was primarily due to decreased biomass sales caused by lower biomass production related to the seasonality of plant cycle which reported $28.3 million and $36.3 million for the quarters ended March 31, 2025 and December 31, 2024, respectively.
Revenue for the quarter ended December 31, 2024 was $41.2 million, a decrease of $11.4 million, or 22%, as compared to revenue of $52.6 million for the quarter ended September 30, 2024. The decrease in revenue was primarily due to a decrease in biomass sales attributable to decreased production at the Camarillo Facility which reported $36.3 million and $47.8 million for the quarters ended December 31, 2024 and September 30, 2024, respectively.
Net loss for the quarter ended June 30, 2026 was $6.7 million, which represents a favorable change of $10.3 million, or 61%, from a net loss of $17.0 million for the quarter ended March 31, 2026. The change was primarily due to an $11.7 million increase in gross profit partially offset by the $2.5 million loss recognized upon deconsolidation of the retail business.
Net loss for the quarter ended March 31, 2026 was $17.0 million, which represents an unfavorable change of $1.5 million, or 10%, from a net loss of $15.5 million for the quarter ended December 31, 2025. The change was primarily due to a $3.2 million decrease in gross profit partially offset by a $1.5 million decrease in general and administrative expenses.
Net loss for the quarter ended December 31, 2025 was $15.5 million which represents an unfavorable change of $3.3 million, or 27%, from a net loss of $12.2 million for the quarter ended September 30, 2025. The unfavorable change was primarily due to a $1.9 million increase in the provision for income taxes and a $2.6 million increase in general and administrative expense. These amounts were partially offset by a $1.4 million increase in gross profit.
Net loss for the quarter ended September 30, 2025 was $12.2 million, which represents an unfavorable change of $20.9 million, or 240%, from a net income of $8.7 million for the quarter ended June 30, 2025. The change was primarily due to a $20.2 million decrease in gross profit, a $2.4 million decrease in employee retention tax credits and a $1.3 million increase in general and administrative expenses. These amounts were partially offset by a $3.9 million decrease in the provision for income taxes.
Net income for the quarter ended June 30, 2025 was $8.7 million, which represents a favorable change of $18.7 million, or 187%, from a net loss of $10.0 million for the quarter ended March 31, 2025. The change was primarily due to a $11.9 million increase in gross profit, a $4.8 million increase in employee retention tax credits, a $1.9 million decrease in other than temporary intangible asset impairments and a $1.4 million decrease in the change in fair value of derivative asset and liability partially offset by a $2.0 million increase in the provision for income taxes.

Net loss for the quarter ended March 31, 2025 was $10.0 million, which represents an unfavorable change of $22.2 million, or 182%, from a net income of $12.2 million for the quarter ended December 31, 2024. The change was primarily due to an unfavorable change of $12.2 million on the change in the fair value of contingent liabilities and shares payable, a $2.7 million decrease in gross profit, a $2.4 million increase in the provision for income taxes, a $1.9 million increase in other than temporary intangible asset impairments and a $1.7 million increase in the change in fair value of derivative asset and liability.
Net income for the quarter ended December 31, 2024 was $12.2 million which represents a favorable change of $15.4 million, or 481%, from a net loss of $3.2 million for the quarter ended September 30, 2024. The change was primarily due to a favorable change of $12.3 million on the change in the fair value of contingent liabilities and shares payable, an $8.6 million decrease in the provision for income taxes and $6.3 million of other than temporary intangible asset impairment in the prior quarter. These favorable changes were partially offset by a decrease of $10.7 million in gross profit.
Liquidity and Capital Resources
Overview
Historically, our primary source of liquidity has been our operations, capital contributions made by equity investors, preferred equity investors and debt issuances. We meet our current operational obligations as they become due from our current working capital and from operations. However, we have sustained losses since inception and may require additional capital in the future. As of and for the six months ended June 30, 2026, we had an accumulated deficit of $244.0 million, a net loss attributable to the Company of $23.9 million and net cash used in operating activities of $11.6 million. We estimate that based on current business operations and working capital, we will continue to meet our obligations as they become due in the short term. We generate cash from revenues and deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing. We expect to continue to finance our operations, capital expenditures, facility improvements, product development and marketing primarily through cash from sales to our customers and may consider future equity issuances and debt financing arrangements.
Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity or debt capital from investors in order to meet liquidity needs. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to us.
Following the Deconsolidation Transaction, GHR’s cash and cash flows are no longer included in the Company’s consolidated financial statements after June 11, 2026. The Unaudited Condensed Interim Consolidated Statements of Cash Flows include the third-party cash flows of the Retail Business through June 11, 2026 within the applicable operating, investing and financing classifications. Cash flows between the Company and GHR before deconsolidation were eliminated in consolidation.
Senior Secured Credit Facility
On February 28, 2025, we entered into a new senior secured credit facility for an aggregate principal amount of $50 million maturing on February 28, 2030, as amended (the “Senior Secured Credit Facility”) with certain U.S.-based commercial banks (together, the “Senior Secured Credit Facility Lender”). Payments for the first 2 years are interest only. Principal and interest payments will be made during the last 3 years based on a straight-line amortization of the loan amount over a period of 15 years beginning on April 1, 2027, with a balloon payment of the remainder of the principal due on the maturity date.
The Senior Secured Credit Facility has a floating interest rate based on the Wall Street Journal’s prime rate, which was 6.75% as of June 30, 2026, plus 1.25%. On February 28, 2025, we entered into an interest rate swap agreement with a notional amount of $50 million to convert the variability of cash flows resulting from fluctuations in variable rates to effectively set the interest rate at 8.58%. The interest rate swap agreement expires on February 28, 2030. See Note 12 – Notes Payable and Convertible Debentures to our Unaudited Condensed Consolidated Interim Financial Statements for more information.

The Senior Secured Credit Facility contains a covenant which requires us to maintain liquidity in excess of $15 million at all times. The Senior Secured Credit Facility also contains a covenant which requires us to maintain a Consolidated Fixed-Charge Coverage Ratio of at least 1.25x measured quarterly on a trailing-twelve-month basis commencing as of December 31, 2024. The Fixed-Charge Coverage Ratio is defined as Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) minus income tax expense divided by the current portion of long-term debt plus interest expense plus the current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the Fixed-Charge Coverage Ratio calculation as the former can be suspended if needed and the latter can be paid in shares.
As of December 31, 2025, we were not in compliance with the Fixed-Charge Coverage Ratio financial covenant under the Senior Secured Credit Facility and also experienced certain technical events of default related to administrative and guarantor provisions, none of which related to payment obligations. As a result of these events of default, the lender had the contractual right to declare the related debt immediately due and payable. On March 16, 2026, we entered into a First Amendment and Waiver to the Senior Secured Credit Facility pursuant to which the lender waived the financial covenant violation and the related technical events of default. The amendment also suspends testing of the Fixed-Charge Coverage Ratio for the fiscal quarters ending March 31, 2026, June 30, 2026, and September 30, 2026, with covenant testing resuming for the fiscal quarter ending December 31, 2026. As a result of the waiver and covenant suspension, the lender does not have the contractual right to accelerate the debt arising from these events of default for a period greater than twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of June 30, 2026 and December 31, 2025.
See Note 12 – Notes Payable and Convertible Debentures to our Unaudited Condensed Consolidated Interim Financial Statements for more information.
We used the proceeds from the Senior Secured Credit Facility to repay the remaining balance of an existing senior secured term loan which was entered into on December 9, 2021, as amended (the “Prior Credit Agreement”), in the amount of $40.6 million plus fees on February 28, 2025 and intend to use the remaining proceeds for working capital and general corporate purposes.
2025 Lompoc Term Loan
On August 4, 2025, we entered into a term loan for an aggregate principal amount of $3 million maturing on August 4, 2035 (the “2025 Lompoc Term Loan”) with a U.S.-based bank (the “2025 Lompoc Term Loan Lender”). The 2025 Lompoc Term Loan requires monthly principal and interest payments commencing on September 4, 2025 and has an initial fixed interest rate of 8.5% for the first 5 years. Beginning September 4, 2030, the loan converts to a variable rate based on the Wall Street Journal prime rate plus 1%, resetting every five years, with a minimum floor rate of 5%. The loan is amortized over 25 years with a balloon payment due at maturity. Proceeds were used to acquire the remaining 76% ownership interest in a property we use and occupy for manufacturing located in Lompoc, California.
The 2025 Lompoc Term Loan includes covenants including a requirement to maintain a minimum debt service coverage ratio of 1.25x, measured annually at the guarantor level, Glass House Brands Inc. As of December 31, 2025, we were not in compliance with this financial covenant. As a result, the lender had the contractual right to declare the related debt immediately due and payable. In March 2026, the lender provided a waiver of the financial covenant violation which prevents the lender from exercising its acceleration rights for a period of at least twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of June 30, 2026 and December 31, 2025.
See Note 12 – Notes Payable and Convertible Debentures to our Unaudited Condensed Consolidated Interim Financial Statements for more information.
Greenhouse 2 Equipment Supplier Financing
On January 15, 2026, we entered into an agreement for the purchase and installation of equipment for Greenhouse 2 with an aggregate purchase price of approximately $4.7 million. The agreement includes a supplier financing arrangement for approximately $4.0 million of the purchase price. The financing bears interest at a rate of 7% and is repayable in ten equal semiannual installments over a five-year period. Payments are expected to commence approximately six months following delivery with the first installment due after installation is complete.
As of June 30, 2026, we have taken delivery of the equipment and recognized a corresponding financing liability of approximately $4.0 million.

Preferred Equity Refinancing
On July 16, 2025, we announced a recapitalization and non-brokered private placement (collectively, the “Offering”) of Series E Convertible Preferred Stock, face value of $1,000 per share (the “Series E Convertible Preferred”), of GH Group, Inc. (“GH Group”). The Series E Convertible Preferred replaces GH Group’s existing Series B Preferred Stock (“Series B Preferred”) and Series C Preferred Stock (“Series C Preferred”). Any holders of Series B Preferred and Series C Preferred shares who elected not to exchange into the Series E Convertible Preferred were redeemed by GH Group, which effectively canceled the Series B Preferred and Series C Preferred on a go-forward basis.
The Series E Convertible Preferred are convertible at any time at the option of the holder into GH Group Class B Common Stock at a fixed conversion price of $9.00 per share. Each GH Group Class B Common Share is exchangeable for one Class C Common Share of MPB Acquisition Corp., which in turn is exchangeable for one publicly traded Subordinate Voting Share of Glass House Brands Inc. (the “Equity Shares”), resulting in an effective one-for-one exchange. GH Group may redeem the Series E Convertible Preferred, in whole or in part, at any time until the fifth anniversary of the original issuance after the earlier of the following trigger events have occurred: (a) (i) the 60-day volume-weighted average price of the Equity Shares is at least $12.00; (ii) the average daily trading volume of the Equity Shares exceeds one million shares; and (iii) the Equity Shares are listed on a major United States stock exchange, or (b) certain change of control events. Upon redemption, holders will receive the liquidation value plus any accrued, unpaid and accumulated dividends.
During the year ended December 31, 2025, through our subsidiary, GH Group, we issued 77,500 shares of Series E Convertible Preferred in connection with the GH Group Series E Convertible Preferred financing with an aggregate value of $77.5 million comprised of the following: (i) existing shares of Series B Preferred and Series C Preferred with aggregate face value of $58.5 million were exchanged for 58,473 shares of Series E Convertible Preferred, (ii) Series B Preferred and Series C Preferred dividends payable of $0.5 million were exchanged for 535 shares of Series E Convertible Preferred, and (iii) a new private placement of 18,492 Series E Convertible Preferred with a face value of $18.5 million. We recorded the fair value of shares of Series E Convertible Preferred in mezzanine equity in the amount of $77.5 million. During the year ended December 31, 2025, the remaining, unexchanged shares of Series B Preferred and Series C Preferred were redeemed for $18.5 million in cash.
2026 At-The-Market Program
In June 2026, we commenced an at-the-market distribution program (the “2026 ATM Program”), as amended in July 2026, by means of a prospectus supplement dated June 10, 2026 (the “Prospectus Supplement”) to our short form base shelf prospectus dated June 10, 2026 (the “Shelf Prospectus”) with the securities regulatory authorities in all provinces and territories of Canada in connection with the 2026 ATM Program. The 2026 ATM Program was subject to and governed by the terms of an equity distribution agreement dated June 10, 2026 (the “Equity Distribution Agreement”) with ATB Capital Markets Corp., pursuant to which, the Company may from time to time sell up to $100 million of its Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares (collectively, the “Equity Shares”) under the 2026 ATM Program.
On July 14, 2026, we entered into an amended and restated equity distribution agreement (the “A&R Equity Distribution Agreement”) with ATB Capital Markets Corp., ATB Capital Markets USA Inc. and Wilson-Davis & Co., Inc. The A&R Equity Distribution Agreement superseded and replaced the equity distribution agreement dated June 10, 2026 and permits us to sell, from time to time, up to an aggregate of $100 million of Equity Shares in Canada and the United States under the 2026 ATM Program. The amendment permits sales in the United States following the listing of our Equity Shares on the NYSE on June 30, 2026. We also filed an amended and restated prospectus supplement dated July 14, 2026, which amended and restated the prospectus supplement dated June 10, 2026, to our short form base shelf prospectus dated June 10, 2026. The offering is also being made in the United States pursuant to a prospectus supplement dated July 14, 2026, forming part of our effective registration statement on Form F-10.
Since the Equity Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales will be determined at management’s sole discretion and in accordance with the terms of the Equity Distribution Agreement.
During the six months ended June 30, 2026, we issued 385,000 Equity Shares under the 2026 ATM Program at an average price of $13.07 per share for gross proceeds of $4.9 million. We received net proceeds of $4.9 million.

Subsequent to June 30, 2026, the Company issued 141,600 Equity Shares under the 2026 ATM Program at an average price of $11.29 per share for gross proceeds of $1.6 million. The Company received net proceeds of $1.6 million after paying commissions of $32 thousand to the sales agent for the 2026 ATM Program.
2024 At-The-Market Program
We commenced an at-the-market distribution program (the “2024 ATM Program”) in December 2024 by means of a prospectus supplement dated December 2, 2024 (the “2024 Prospectus Supplement”) to its short form base shelf prospectus dated May 16, 2024 (the “2024 Shelf Prospectus”) with the securities regulatory authorities in all provinces and territories of Canada in connection with the 2024 ATM Program. The 2024 ATM Program was subject to and governed by the terms of an equity distribution agreement dated November 13, 2024 (the “2024 Equity Distribution Agreement”) with ATB Securities Inc. and Canaccord Genuity Corp., pursuant to which, we would from time to time sell up to $25 million of the Company’s Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares (collectively, the “Equity Shares”) under the 2024 ATM Program.
During the six months ended June 30, 2026, we issued 2,086,737 Equity Shares under the 2024 ATM Program at an average price of $8.98 per share for gross proceeds of $18.7 million. We received net proceeds of $18.4 million after paying commissions of $0.4 million to the sales agent for the 2024 ATM Program. During the year ended December 31, 2025, we issued 678,167 Equity Shares under the 2024 ATM Program at an average price of $9.12 per share for gross proceeds of $6.2 million. We received net proceeds of $6.1 million after paying commissions of $124 thousand to the sales agent for the 2024 ATM Program and $411 in other transaction costs. During the year ended December 31, 2024, we issued 10,000 Equity Shares under the 2024 ATM Program at an average price of $6.72 per share for gross proceeds of $67 thousand. We received net proceeds of $66 thousand after paying commissions of $1 thousand to the sales agent for the 2024 ATM Program and $276 in other transaction costs.
Financial Condition
Cash Flows
The following table summarizes our Unaudited Condensed Consolidated Interim Statements of Cash Flows from the Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2026 and 2025 (in thousands):

	Six Months Ended
	June 30,
	2026	2025
Net Cash Provided by (Used in) Operating Activities	$(11,576)	$20,208
Net Cash Used in Investing Activities	(10,886)	(15,963)
Net Cash Provided by Financing Activities	21,166	3,033
Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	(1,296)	7,278
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	23,350	36,923
Cash, Restricted Cash and Cash Equivalents, End of Period	$22,054	$44,201
Cash Flow from Operating Activities
Net cash used in operating activities was $11.6 million for the six months ended June 30, 2026, a change of $31.8 million, or 157%, as compared to net cash provided by operating activities of $20.2 million for the six months ended June 30, 2025. The change was due to an unfavorable change in net loss, net of adjustments to reconcile net loss to net cash provided by (used in) operating activities, of $24.9 million for the six months ended June 30, 2026 as compared to the same period in the prior year primarily due to a $20.7 million decrease in gross profit as discussed in the Comparison of the Six Months Ended June 30, 2026 and 2025 above and a decrease of $4.3 million in employee retention tax credits. The change was also due to an unfavorable change in net operating assets and liabilities of $6.9 million for the six months ended June 30, 2026 as compared to the same period in the prior year primarily due to an unfavorable change of $4.1 million in inventory, an unfavorable change of $3.1 million in prepaid expenses and other current assets, an unfavorable change of $2.0 million in other assets and an unfavorable change of $1.3 million in income taxes payable. These amounts were partially offset by a favorable change of $4.7 million in accounts payable and accrued liabilities.

Cash Flow from Investing Activities
Net cash used in investing activities was $10.9 million for the six months ended June 30, 2026, a decrease of $5.1 million, or 32%, compared to net cash used in investing activities of $16.0 million for the six months ended June 30, 2025. This decrease was primarily driven by a decrease of $10.5 million in purchases of property and equipment primarily due to a decrease in spending for Phase III expansion at the Camarillo Facility during the six months ended June 30, 2026 as compared to the six months ended June 30, 2025. This amount was partially offset by $6.0 million reduction in cash due to the deconsolidation of GHR.
Cash Flow from Financing Activities
Net cash provided by financing activities was $21.2 million for the six months ended June 30, 2026, an increase of $18.2 million, or 607%, compared to net cash provided by financing activities of $3.0 million for the six months ended June 30, 2025. This increase was primarily driven by a decrease of $42.1 million of payments on notes payable primarily related to the repayment of the Previous Credit Agreement during the six months ended June 30, 2025 and $27.2 million proceeds received from the issuance of At-the-Money Shares during the six months ended June 30, 2026, partially offset by $49.1 million of proceeds received under the Senior Secured Credit Facility during the six months ended June 30, 2025.
As discussed in the Liquidity and Capital Resources section above, our primary source of liquidity has been operations, capital contributions made by equity investors and debt issuances. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity capital from investors in order to meet liquidity needs.
Contractual Obligations
We have contractual obligations to make future payments, including debt agreements and lease agreements from third parties.
The following table summarizes such obligations as of June 30, 2026 (in thousands):

	2026	2027	2028-2029	After 2029	Total
	(remaining)
Notes Payable to Third Parties	$18	$17,862	$8,281	$45,126	$71,287
Lease Obligations	372	718	671	108	1,869
Total Contractual Obligations	$390	$18,580	$8,952	$45,234	$73,156
Off-Balance Sheet Arrangements
As of the date of this MD&A, other than the Company’s continuing arrangements with GHR described elsewhere in this MD&A and the accompanying financial statements, we do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.
Transactions with Related Parties
Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere herein and in the Unaudited Condensed Consolidated Interim Financial Statements, related party transactions and balances are as follows:
Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provided for an initial annual base rent payment of $213 thousand, increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2024. Rent expense for the three months ended June 30, 2026 and 2025 was nil and $94 thousand, respectively. Rent expense for the six months ended June 30, 2026 and 2025 was nil and $187 thousand, respectively. On August 18, 2025, the Company acquired the remaining 76% undivided ownership interest in the property located in Lompoc, California. This acquisition eliminates future related party rent expense associated with this property.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, was renewed for five years starting on January 1, 2025. It provides for a base rent of $93 thousand, increasing annually by the greater of three percent or the CPI, capped at five percent. Rent expense for the three months ended June 30, 2026 and 2025 was $24 thousand and $20 thousand, respectively. Rent expense for the six months ended June 30, 2026 and 2025 was $61 thousand and $40 thousand, respectively.
Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of GHR, which was a subsidiary of the Company through June 11, 2026. The lease, which commenced on the first calendar day after the Company publicly announced the opening of a retail cannabis location at the leased property (the “Commencement Date”), provided for initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment was $144 thousand, increasing three percent per annum thereafter. Rent expense recognized by the Company from April 1, 2026 through June 11, 2026 and for the three months ended June 30, 2025 was $31 thousand and $36 thousand, respectively. Rent expense recognized by the Company from January 1, 2026 through June 11, 2026 and for the six months ended June 30, 2025 was $70 thousand and $72 thousand, respectively. From June 12, 2026 through June 30, 2026, GHR recognized rent expense of $8 thousand. Since GHR is a related party of the Company as an equity-method investee, but is not controlled by the Company, the Company has continued to include information regarding this post-deconsolidation transaction in its related-party disclosures.
In August 2022, the Kazan Trust dated December 10, 2004, a trust of which the trustee is an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of GHR, which was a subsidiary of the Company through June 11, 2026. The lease, which commenced in July 2022, provided for an initial annual base rent payment of $36 thousand to the Kazan Trust, increasing three percent per annum thereafter. Rent expense recognized by the Company from April 1, 2026 through June 11, 2026 and for the three months ended June 30, 2025 was $8 thousand and $9 thousand, respectively. Rent expense recognized by the Company from January 1, 2026 through June 11, 2026 and for the six months ended June 30, 2025 was $18 thousand and $18 thousand, respectively. From June 12, 2026 through June 30, 2026, GHR recognized rent expense of $2 thousand. Since GHR is a related party of the Company as an equity-method investee, but is not controlled by the Company, the Company has continued to include information regarding this post-deconsolidation transaction in its related-party disclosures.
2000 De La Vina LLC, a company partially owned by executives and board members of the Company, entered into two leases with subsidiaries of GHR, which was a subsidiary of the Company through June 11, 2026. Both leases commenced in July 2022 and have ten-year terms. The first lease provided for initial annual base rent of $60 thousand, increasing three percent annually thereafter, and the second lease provided for initial annual base rent of $180 thousand, increasing three percent annually thereafter. The first lease terminated in 2025 in connection with the sale of the underlying property. Subsequent to the termination of the lease during 2025, the Company entered into an agreement to settle its remaining lease obligations through a negotiated termination payment. Rent expense recognized by the Company from April 1, 2026 through June 11, 2026 and for the three months ended June 30, 2025 was $38 thousand and $46 thousand, respectively. Termination payments recognized by the Company from April 1, 2026 through June 11, 2026 were nil. Rent expense recognized by the Company from January 1, 2026 through June 11, 2026 and for the six months ended June 30, 2025 was $87 thousand and $91 thousand, respectively. Termination payments recognized by the Company from January 1, 2026 through June 11, 2026 were $27 thousand. From June 12, 2026 through June 30, 2026, GHR recognized rent expense of $10 thousand. Since GHR is a related party of the Company as an equity-method investee, but is not controlled by the Company, the Company has continued to include information regarding this post-deconsolidation transaction in its related-party disclosures.
5042 Real Estate Investment, LLC, a company partially owned by an executive and board member of the Company, owns an undivided tenancy-in-common interest in a property that is leased to a subsidiary of GHR, which was a subsidiary of the Company through June 11, 2026. The lease, which commenced in August 2022 and has a ten-year term, provided for an initial annual base rent payment of $222 thousand to 5042 Real Estate Investment, LLC, increasing three percent per annum thereafter. Rent expense recognized by the Company from April 1, 2026 through June 11, 2026 and for the three months ended June 30, 2025 was $47 thousand and $56 thousand, respectively. Rent expense recognized by the Company from January 1, 2026 through June 11, 2026 and for the six months ended June 30, 2025 was $108 thousand and $111 thousand, respectively. From June 12, 2026 through June 30, 2026, GHR recognized rent expense of $12 thousand. Since GHR is a related party of the Company as an equity-method investee, but is not controlled by the Company, the Company has continued to include information regarding this post-deconsolidation transaction in its related-party disclosures.

Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and certain board members of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The consulting agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three months ended June 30, 2026 and 2025 were $52 thousand and $35 thousand, respectively. Consulting fees for the six months ended June 30, 2026 and 2025 were $105 thousand and $70 thousand, respectively.
Jon A. Neu Insurance
Jon A. Neu Insurance, an entity majority owned by Beach Front Properties LLC, provides insurance brokerage services to the Company. During the three months ended June 30, 2026 and 2025, the Company recognized insurance brokerage expense relating to services provided by Jon A. Neu Insurance of approximately $245 thousand and $54 thousand, respectively. During the six months ended June 30, 2026 and 2025, the Company recognized insurance brokerage expense relating to services provided by Jon A. Neu Insurance of approximately $245 thousand and $204 thousand, respectively.
Preferred Mezzanine Equity Transactions
Certain executive officers and directors of the Company hold preferred equity interests in GH Group, Inc., a consolidated subsidiary of the Company. During the three months ended June 30, 2026 and 2025, related-party holders received preferred dividends totaling approximately $0.5 million and $0.3 million, respectively, which were paid on a pro rata basis in accordance with the contractual terms applicable to all preferred stockholders. During the six months ended June 30, 2026 and 2025, related-party holders received preferred dividends totaling approximately $1.0 million and $0.6 million, respectively, which were paid on a pro rata basis in accordance with the contractual terms applicable to all preferred stockholders. All preferred share issuances, conversions, redemptions, and dividend payments involving related-party holders were completed on the same terms and conditions as those applicable to non-related-party preferred stockholders. No preferential rights or special arrangements were provided to related-party holders.
Glass House Retail, LLC
Effective June 12, 2026, the Company deconsolidated GHR and began accounting for its retained investment under the equity method. Following the Deconsolidation Transaction, GHR is a related party of the Company.
The Company conducts transactions with GHR under arrangements for consulting, advisory and administrative services, inventory sales and reimbursement of costs incurred by either party on behalf of the other. During the period from June 12, 2026 through June 30, 2026, the Company recognized aggregate revenues of $0.2 million. See Note 3 – Discontinued Operations, for additional information regarding the Deconsolidation Transaction and the Company’s continuing involvement with GHR, and Note 6 – Equity Method Investments, for additional information regarding the Company’s retained investment in GHR.
Critical Accounting Estimates
Use of Estimates
The preparation of the Unaudited Condensed Consolidated Interim Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Unaudited Condensed Consolidated Interim Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. We regularly evaluate significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative assets and liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, and lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. Our actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, our future results of operations could be negatively impacted.

Except as discussed below, there have been no changes to our critical accounting estimates described in the Management’s Discussion and Analysis of financial condition and results of operations for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca, that have had a material impact on our Unaudited Condensed Consolidated Interim Financial Statements and related notes.
Deconsolidation and Valuation of Retained Investments
When we cease to have a controlling financial interest in an entity, we deconsolidate the entity and recognize any retained interest at fair value. Determining whether a controlling financial interest has been lost may require significant judgment and consideration of voting and governance rights, economic interests, contractual arrangements, related-party relationships and other facts and circumstances.
The fair value of a retained interest may be determined using valuation techniques that require significant estimates and assumptions. These estimates and assumptions may include projected future cash flows, discount rates, market-participant assumptions, the probability and expected timing of future conversion or liquidity events, the economic and governance rights associated with the retained interest, and restrictions affecting the transferability or marketability of the retained interest. Changes in these estimates and assumptions could materially affect the fair value of the retained interest, the gain or loss recognized upon deconsolidation and the initial carrying amount of the retained investment.
When a retained investment is subsequently accounted for under the equity method, additional judgment may be required in determining differences between the initial carrying amount of the investment and our proportionate interest in the underlying net assets of the investee, the appropriate accounting for those basis differences and whether events or changes in circumstances indicate that the investment may be impaired.
In June 2026, we applied these estimates and judgments in connection with the deconsolidation of GHR and the initial measurement of our retained investment in GHR. Significant assumptions used in determining the fair value of the retained Exchangeable Units included GHR’s projected future cash flows, the applicable discount rate, the probability and expected timing of the Stock Exchange Permissibility Date, the rights and restrictions associated with the Exchangeable Units and assumptions regarding their marketability. Changes in these assumptions could have materially affected the fair value of the retained investment and the resulting gain or loss recognized upon deconsolidation.
Consolidation of Variable Interest Entities
Accounting Standards Codification (“ASC”) 810, Consolidation, requires a reporting entity to consolidate a variable interest entity (“VIE”) if it has both (i) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The party that meets both criteria is considered the primary beneficiary of the VIE.
The Company’s determination of whether an entity is a VIE and, if so, whether the Company is the primary beneficiary requires significant judgment. The Company considers the purpose and design of the entity, the nature of its variable interests, the activities that most significantly affect the entity’s economic performance, the parties that have the power to direct those activities, and the nature and significance of the Company’s economic exposure. The Company considers both qualitative and quantitative factors in evaluating the nature and significance of its variable interests and economic exposure to the VIE.
The Company does not consolidate a VIE for which it is not the primary beneficiary. If the Company has the ability to exercise significant influence over an unconsolidated VIE, the Company accounts for its investment under the equity method when the requirements of ASC 323, Investments — Equity Method and Joint Ventures, are met. The Company reassesses whether an entity is a VIE and whether the Company is the primary beneficiary when facts and circumstances change.
Changes in Accounting Policies Including Adoption
See Note 2 – Summary of Significant Accounting Policies to our Unaudited Condensed Consolidated Interim Financial Statements for a summary of recently adopted accounting pronouncements.

Recently Issued Accounting Pronouncements
See Note 2 – Summary of Significant Accounting Policies to our Unaudited Condensed Consolidated Interim Financial Statements for a summary of recently issued accounting pronouncements.
Other Risks and Uncertainties
Credit Risk
Credit risk is the risk of a potential loss to us if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of June 30, 2026 and December 31, 2025 is the carrying values of cash and cash equivalents, accounts receivable and notes receivable. We do not have significant credit risk with respect to our customers. All cash and cash equivalents are placed with major U.S. financial institutions. We provide credit to certain of our customers in the normal course of business and have established credit evaluation and monitoring processes to mitigate credit risk but have limited risk as the majority of our sales are transacted with cash.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity or debt capital from investors in order to meet liquidity needs. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to us.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. Other than our Senior Secured Credit Facility and 2025 Lompoc Term Loan, our financial liabilities have fixed rates of interest and therefore expose us to a limited interest rate fair value risk. We use an interest rate swap to effectively convert the variable rate on our Senior Secured Credit Facility to a fixed interest rate.
Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. Our investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Tax Risk
Tax risk is the risk of changes in the tax environment that would have a material adverse effect on our business, results of operations, and financial condition. Under current federal tax law, businesses engaged in the cultivation, manufacture or sale of marijuana may be subject to a comparatively high effective federal tax rate as a result of Internal Revenue Code Section 280E (“Section 280E”), which generally disallows deductions or credits for expenses incurred in carrying on a trade or business involving a Schedule I or II controlled substance, other than amounts properly included in cost of goods sold. Based on legal interpretations, it is our position that we do not owe taxes attributable to the application of Section 280E. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on our operations, while any decrease in such tax levies will be beneficial to future operations.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk as certain of its debt obligations and other expenditures are denominated in currencies other than its functional currency. As a result, fluctuations in exchange rates may impact the Company’s results of operations, cash flows, and financial position, including the U.S. dollar value of outstanding obligations and the cost of goods and services purchased from certain vendors.

Tariffs and Trade Barriers
Recently, there have been significant changes to U.S. trade policies, sanctions, legislation, treaties and tariffs, including, but not limited to, trade policies and tariffs affecting products from outside of the U.S. For example, in early 2025, the Trump Administration announced significant new tariffs on certain foreign imports into the U.S., and more specifically, from Mexico and Canada, and has proposed additional new tariffs that may be implemented in the future. On February 20, 2026, the U.S. Supreme Court in Learning Resources v. Trump, et al. (Docket No. 24-1287) ruled on the legality of certain tariffs enacted under the International Emergency Economic Powers Act (“IEEPA”). Specifically, the Court held that IEEPA does not authorize the President to impose tariffs, and therefore, such tariffs were unlawful, unconstitutional exercises of executive authority. The scope of the ruling invalidated all IEEPA-based tariffs, which resultingly were terminated and triggered massive refund obligations to importers. However, other tariffs will continue to remain in place based on different statutory authority, and new tariffs may also be imposed on goods imported to the U.S. from various countries under such different statutory authority. Accordingly, the extent and duration of increased or new tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products. Any new or additional tariffs on goods imported to the U.S. from Mexico, Canada, or other countries, or products imported into the European Union or other non-U.S. markets, could also increase our costs. We are monitoring the impact of tariffs on expenses and may take additional steps to maintain profitability including expense reductions or increasing prices which may diminish demand for our products. Additionally, it is possible that U.S. policy changes and uncertainty about such changes could increase market volatility and currency exchange rate fluctuations. As a result of these dynamics, we cannot predict the impact to our business of any future changes to the U.S.’s or other countries’ trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries. In addition to the direct impact to our costs, the tariffs may weaken consumer confidence and may result in elevated inflation depressing discretionary consumer spending negatively impact demand for our products.

REGULATORY ENVIRONMENT: ISSUERS WITH CANNABIS-RELATED ASSETS IN THE UNITED STATES
In accordance with Staff Notice 51-352, below is a discussion of the current federal and California regulatory regimes where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the U.S. regulated cannabis industry.
In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the U.S. regulated cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.
The Company derives its revenues from the cannabis industry in California, and such activities remain subject to significant restrictions and risks under U.S. federal law.
The Company is involved (through its licensed subsidiaries) in the regulated cannabis industry in the U.S. where state, local and territorial laws permit such activities. The legalization and regulation of cannabis for medical and adult-use purposes is being implemented at the State level in the United States, and in California, at the State and local levels. State laws regulating cannabis are in direct conflict with the CSA, which historically has listed marijuana as a Schedule I drug. On April 23, 2026, however, the DOJ and the DEA issued the Rescheduling Order, effective April 22, 2026, placing FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III of the CSA, and establishing an expedited registration process for entities holding such state medical marijuana licenses.
Although certain states and territories of the U.S. authorize medical and/or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, marijuana-related activities remain subject to significant federal restrictions, and the Rescheduling Order does not broadly legalize marijuana, does not by its terms broadly apply to adult-use marijuana activities, and does not complete the separate administrative process addressing the broader proposed rescheduling of marijuana from Schedule I to Schedule III. Although the Company’s activities are compliant with applicable United States state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company, including the risk of having assets seized.
There is currently no broad federal statutory or regulatory safe harbor protecting state-legal cannabis activities from federal enforcement, and federal authorities retain discretion to enforce applicable laws. Although the DOJ and DEA have now taken limited action with respect to FDA-approved marijuana products and marijuana products regulated by qualifying state medical marijuana licenses, that action is limited in scope and broader federal rescheduling remains pending. Significantly, the placement of marijuana in Schedule III introduces substantial new regulatory complexity. The regulatory framework applicable to Schedule III controlled substances differs materially from existing state-regulated cannabis programs, including with respect to DEA registration, manufacturing, distribution, recordkeeping, security, labeling, and prescription requirements. In addition, the United States is a signatory to the Single Convention on Narcotic Drugs of 1961, which imposes certain international treaty obligations including production quota requirements that the DEA must administer through the International Narcotics Control Board. The DEA has indicated it will issue additional guidance on recordkeeping, order forms, security standards, and labeling requirements specific to state-licensed operators, but such guidance has not yet been issued and the timing and scope remain uncertain. There is no established compliance pathway that reconciles traditional Schedule III requirements with the existing state-licensed cannabis regulatory framework, and it is unclear how or whether certain federal requirements, including those arising from international treaty obligations, will be applied to state-licensed medical marijuana operations. There can be no assurance that the Company’s operations, even if compliant with applicable state and local laws, would be compliant with federal requirements applicable to Schedule III substances, and the Company may face material compliance challenges, operational disruptions, or enforcement risk as the federal regulatory framework continues to develop.
Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, sale and distribution of cannabis and hold the state and local adult-use and medical licenses required for its participation in the regulated cannabis marketplace in the state of California.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities.
As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, substantially all of the Company’s statement of financial position and results of operations relate to cannabis-related activities.
California Cannabis Market
Management believes that California, given its talent pool, wealth of brand and product expertise and superior growing conditions, is the most strategic base for expansion once cannabis is legalized at the federal level clearing the way for interstate commerce. It is management’s view that California has significant impact on global consumer trends, especially the CPG industry. In other states and around the world, California cannabis strains are often perceived as the “gold standard.” With over 30 million adult residents and approximately 271 million visitors annually, the legal market for California cannabis product sales was $4.0 billion in 2024 per the California Department of Tax and Fee Administration and is larger than any other state in the United States. It is commonly estimated by third-party sources that the total California cannabis market derived from illicit sales is materially larger than the regulated market, although such estimates are inherently uncertain. The total size of the US legal market for cannabis in 2024 was estimated at US $32.1 billion by the MJBiz Factbook, and this source projects that the market will grow to US $54.2 billion by 2029.
In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act. This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine or any other illness for which marijuana provides relief. In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.
In September 2015, the California legislature passed three bills collectively known as Medical Cannabis Regulation and Safety Act (“MCRSA”). MCRSA established a general licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult use marijuana program for adults 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medical and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which combined and expanded upon MCRSA and AUMA to provide a set of comprehensive regulations to govern medical and adult use licensing regime for cannabis businesses in the State of California. MAUCRSA went into effect on January 1, 2018. The California Bureau of Cannabis Control (the “BCC”), the California Department of Food and Agriculture (the “CDFA”), the California Department of Public Health – Manufactured Cannabis Safety Branch (the “CDPH”), and the California Department of Tax and Fee Administration all had some degree of regulatory responsibility for marijuana operations. MAUCRSA became effective on January 1, 2018.
From January 2018 through mid-2021, three (3) different state programs licensed and regulated cannabis businesses: the BCC, the CDFA, and the CDPH. In July 2021, the California Department of Cannabis Control (the “DCC”) was established by consolidating the three former state cannabis authorities, the BCC, the CDFA, and the CDPH. The DCC released consolidated regulations in September 2021 aimed at:
•creating a single point of contact for licensees, local governments and other stakeholders;
•simplifying and centralizing licensing and regulatory oversight;
•supporting businesses to be successful and compliant with state law; and
•improving enforcement coordination.

In July 2019, California enacted A.B. 97. In relevant part, this bill authorized licensing authorities to issue citations and fines to a licensee or an unlicensed person who violates MAUCRSA. The maximum fine is $5,000 per violation for licensees and $30,000 per violation for unlicensed persons. Each day of a violation constitutes a separate violation. A.B. 97 also repeals a prior requirement that an applicant for a provisional license first hold a temporary license. The bill also requires applicants for provisional licenses to submit evidence of compliance with the California Environmental Quality Act, limits the validity of a provisional license to 12 months with subsequent renewals as approved by the relevant licensing authority, and allows licensing authorities to revoke provisional licenses for failing to diligently pursue final licensure. Finally, the bill required the CDPH to establish a certification program for manufactured cannabis products comparable to the National Organic Program and the California Organic Food and Farming Act. In October 2019, California enacted A.B. 1529. This bill mandated that all cannabis vaping cartridges and cannabis vaporizers must include a universal symbol identifying the product as a vaping product.
In recent years, California has continued to pass legislation impacting the state’s cannabis industry. California has brought an end to most DCC-issued provisional licenses. January 1, 2025 was the last day for the DCC to renew provisional licenses, and January 1, 2026 was the last day for any provisional license to be in effect, subject to limited exceptions for certain local-equity retailer provisional licenses.
In 2023 and 2024, California adopted cannabis-related legislation to protect job applicants from discrimination based on prior cannabis use, and, effective 2025, legislation went into effect allowing licensed cannabis dispensaries to, provided local regulations allow, operate consumption lounges. State-level taxes continue to be high. On July 1, 2025, applicable excise taxes rose by four percent to 19 percent. On September 22, 2025, California Assembly Bill 564 (“AB 564”) was signed into law, reversing the increase in the cannabis excise tax that had raised the rate to 19 percent and returning (or keeping) it at 15 percent through July 2028.
In order to legally operate a medical or adult use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in local jurisdictions with cannabis licensing programs. Therefore, local jurisdictions in California are allowed to determine the number of licenses they will issue to cannabis operators or can choose to outright ban licensed commercial cannabis activity. Local jurisdictions also are free to require additional permits, and impose ordinances, rules, and regulations that surpass state laws and regulations.
To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding any changes to the risk of enforcement action specific to the State of California.
U.S. Federal Overview
The Controlled Substances Act
The U.S. federal government regulates drugs through the federal CSA (21 U.S.C. § 811), which places controlled substances, including cannabis (referred to under the CSA as “marihuana” but referenced herein as “cannabis”),1 in 1 of 5 different schedules. Cannabis is historically classified as a Schedule I drug; however, effective April 22, 2026, the DOJ and DEA placed, via the Rescheduling Order, FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III of the CSA. The Company notes, however, that the Rescheduling Order is limited in scope and does not itself broadly remove marijuana from Schedule I for all purposes or all activities. Moreover, to the extent marijuana is a Schedule III substance and even if marijuana were to be more broadly placed in Schedule III following completion of the administrative process, such reclassification does not and would not, in itself, legalize cannabis under federal law, and presumably subjects the Company to a distinct federal regulatory regime that is materially different from, and potentially inconsistent with, existing state cannabis regulatory frameworks.
1 The CSA states: “The term 'marihuana' means all parts of the plant Cannabis sativa L., whether growing or not; the seeds thereof; the resin extracted from any part of such plant; and every compound, manufacture, salt, derivative, mixture, or preparation of such plant, its seeds or resin. Such term does not include the mature stalks of such plant, fiber produced from such stalks, oil or cake made from the seeds of such plant, any other compound, manufacture, salt, derivative, mixture, or preparation of such mature stalks (except the resin extracted therefrom), fiber, oil, or cake, or the sterilized seed of such plant which is incapable of germination.” 21 U.S.C. § 802(16).

As a Schedule I drug, the federal DEA considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision.2 By notable contrast, the U.S. federal government has a separate regulatory regime regulating industrial hemp and excludes industrial hemp from cannabis; industrial hemp is defined under U.S. federal law as “any part of the plant Cannabis sativa L., including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers,” with no more than a 0.3% concentration of delta-9 tetrahydrocannabinol (“THC”) on a dry weight basis (referred to herein as “hemp” or “industrial hemp”). However, in November 2025, Congress enacted changes to the federal hemp framework (P.L. 119-37, § 781) that, among other things, tightened federal treatment of certain intoxicating hemp-derived cannabinoid products and may cause certain products that previously relied on “hemp” status to be treated as controlled substances under the CSA depending on THC content and other statutory criteria.3 Section 781 of P.L. 119-37 becomes effective 365 days after enactment, which is November 12, 2026.
Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by duly-licensed entities, under current U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. The concepts of “medical cannabis,” “retail cannabis” and “adult-use cannabis” do not exist under U.S. federal law—there is only the Schedule I drug which remains illegal for purchase or sale. Although the Company’s activities may be materially compliant with applicable state, local and territorial laws, strict compliance with such laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Rescheduling Order does not broadly legalize marijuana, does not broadly eliminate federal restrictions on adult-use marijuana activities, does not resolve the conflict between federal and state cannabis laws, and does not complete the broader federal rescheduling process. The DOJ and DEA terminated the prior Biden Administration administrative proceedings and commenced new expedited administrative proceedings, with a hearing that began June 29, 2026, to consider broader rescheduling of marijuana—including adult-use marijuana—from Schedule I to Schedule III, proceeding under the original May 2024 NPRM. In addition, the regulatory requirements applicable to Schedule III substances may impose obligations that differ materially from existing state cannabis programs, and the Company cannot assure that its operations would satisfy such federal requirements if and to the extent they are determined to apply. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall govern.
Nonetheless, 38 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized or decriminalized some form of cannabis for medical use, while 24 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.
2 21 U.S.C. 812(b)(1).
3See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the DOJ. The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (“Cole Memorandum”).4 The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, certain states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that state jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, as a result of the recission of the Cole Memorandum, federal prosecutors are free to utilize their prosecutorial discretion to decide whether to prosecute commercial cannabis activities despite the existence of state-level and territorial-level laws that may be inconsistent with federal prohibitions.5
Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he felt that enforcement of the federal cannabis prohibition against state-licensed cannabis businesses would not be a priority target of DOJ resources, no formal enforcement policy was ever issued by the Biden administration. As of the date of this MD&A, Todd Blanche, appointed by President Trump, is serving as Acting Attorney General and also holds the office of Deputy Attorney General. The Company is not aware of any formal DOJ enforcement memorandum, guidance, or other public statement by Acting Attorney General Blanche specifically addressing state-legal cannabis businesses or hemp-derived cannabinoid businesses. Accordingly, there can be no assurance that current DOJ leadership will adopt an enforcement posture materially different from the general federal risks described herein.
On April 1, 2025, the White House stated that “no action is being considered at this time” in terms of cannabis policy.6 President Donald Trump’s nominee to lead the DEA, Terrance Cole, was confirmed and sworn in as the new Administrator of the DEA in July 2025. Mr. Cole had indicated in recent congressional testimony that examining a proposal to federally reschedule marijuana would be one of his first priorities if confirmed for the role, though a list of Mr. Cole’s strategic priorities published by the DEA following his elevation to Administrator did not include cannabis rescheduling. On April 23, 2026, the DOJ and DEA announced that they had issued the Rescheduling Order, effective April 22, 2026, placing FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III under the CSA. The DOJ and DEA also announced that they were withdrawing the prior Biden Administration notice of hearing and terminating those proceedings, and commencing a new expedited administrative hearing process to consider broader rescheduling of marijuana—including adult-use marijuana—from Schedule I to Schedule III, proceeding under the original May 2024 NPRM. The hearing commenced on June 29, 2026. While this action reflects a material development in federal cannabis policy, it is limited in scope and does not constitute a comprehensive resolution of marijuana’s federal legal status, including with respect to adult-use activities and the broader rescheduling process.
4See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.
5 Please note the below discussion of the Rohrabacher-Farr Amendment, which prevents the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law, and which acts to restrict federal prosecutors from targeting many commercial cannabis operators even in lieu of the recission of the Cole Memorandum.
6 See “Pro-marijuana group aims to sway Trump by airing ads around White House and Mar-a-Lago,” CNN, available at https://www.cnn.com/2025/04/01/politics/trump-marijuana-ads/index.html.

On December 18, 2025, President Trump issued an Executive Order addressing marijuana and cannabidiol research and federal cannabis policy, which, among other directives, instructs the Attorney General to take steps, consistent with applicable law, to expedite the federal administrative process related to moving marijuana to Schedule III of the CSA and to implement associated federal actions described in the Executive Order. The Executive Order does not itself reschedule marijuana or legalize cannabis under U.S. federal law, and any change in marijuana’s scheduling remains subject to completion of the applicable rulemaking process. On April 23, 2026, the DOJ and DEA announced the Rescheduling Order, effective April 22, 2026, immediately placing FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III under the CSA. The DOJ and DEA also terminated the prior Biden Administration administrative proceedings and initiated a new expedited administrative hearing process to consider broader rescheduling of marijuana—including adult-use marijuana—from Schedule I to Schedule III, proceeding under the original May 2024 NPRM. The hearing commenced on June 29, 2026. Following the conclusion of the hearing and post-hearing submissions, the Administrative Law Judge is expected to issue a recommended decision, after which the parties may file exceptions and the Attorney General, acting through the DEA, may issue a final rule or a further notice of proposed rulemaking. The Rescheduling Order does not itself broadly legalize marijuana under U.S. federal law and does not complete the broader rescheduling process. Accordingly, broader marijuana scheduling and related federal treatment remain subject to further administrative proceedings, and there can be no assurance as to timing or outcome.
There is no guarantee that state and local laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state, local and territorial laws within their respective jurisdictions. Unless and until the U.S. Congress (“Congress”) and/or the appropriate federal regulatory agencies amend the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance) in a manner that makes federally legal the current state and local commercial cannabis programs, there is a risk that federal authorities may enforce current U.S. federal law.
As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:
1.Ensure that its operations are materially compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.Ensure that its cannabis related activities materially adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the applicable requirements);
3.Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states and territories where cannabis is not permitted by state, territorial, or local law, or across any state, territorial, or local lines in general;
6.Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti- money laundering statutes; and
7.Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in the cultivation, manufacturing or distribution of cannabis. The Company also conducts ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to the possession by the Company of cannabis or cannabis products of the Company outside of the licensed premises. See “Compliance and Monitoring” section herein for additional details.

One limited legislative safeguard for the medical cannabis industry currently remains in place in the form of a recurring appropriations rider commonly referred to as the “Rohrabacher-Farr Amendment” (also known as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment). In enacted fiscal year 2026 appropriations legislation, Public Law 119-74, Section 531 provides that none of the funds made available under that Act to the DOJ may be used to prevent specified states and territories, including California, from implementing their own laws authorizing the use, distribution, possession, or cultivation of medical marijuana. This rider is currently in effect, but it is temporary in nature and expires with the applicable appropriations legislation at the end of the federal fiscal year on September 30, 2026, unless renewed or extended by Congress. The rider does not amend the Controlled Substances Act, does not legalize cannabis under U.S. federal law, applies only to medical marijuana programs, and does not apply to adult-use cannabis activities. Its scope and application have been subject to judicial interpretation, including limitations that it protects only conduct in strict compliance with applicable state law. In addition, the rider must be renewed through the annual appropriations process and may be modified, omitted, allowed to lapse, or interpreted narrowly in future legislation or judicial proceedings. There can be no assurance that this rider will continue to be included in future appropriations acts or that it will be interpreted or enforced in a manner favorable to the Company. Accordingly, notwithstanding its current inclusion in enacted appropriations legislation, the Company remains subject to the full risk of federal enforcement of U.S. cannabis laws.
On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the CSA, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. On August 30, 2023, the Department of Health and Human Services published its recommendation that marijuana should be moved to Schedule III. In April 2024, the DEA presented a proposed change rescheduling cannabis to Schedule III and opened a public comment period. That public comment period ended on July 22, 2024. The vast majority of the thousands of comments received were in favor of rescheduling. In response, two leading congressional Republicans, Rep. Cathy McMorris Rogers, who chairs the House Energy and Commerce Committee, and Rep. Brett Guthrie, who chairs the Subcommittee on Health, wrote a letter to the DOJ and the Department of Health and Human Services questioning the rescheduling process as constituting “unusual circumstances” and suggesting the DEA has doubts about rescheduling. The lawmakers pointed out that the proposed rule itself states that the “DEA has not yet made a determination as to its views of the appropriate schedule for marijuana.” The DEA had noticed its intention to convene a hearing on December 2, 2024 on the notice of proposed rulemaking. The DEA postponed the hearing to January 21, 2025, but the hearing was eventually canceled by the Chief Administrative Law Judge for the DEA (an internal administrative tribunal of the DEA) due to procedural issues and pending appeals and legal actions. The Chief Administrative Law Judge ordered a joint status update, establishing a deadline of April 21, 2025 for the parties to respond. On April 23, 2026, the DOJ and DEA announced that they were withdrawing the prior Biden Administration notice of hearing and terminating those proceedings, and commencing a new expedited administrative hearing process to consider broader rescheduling of marijuana—including adult-use marijuana—from Schedule I to Schedule III. The new hearing, which commenced on June 29, 2026, proceeds under the original May 2024 NPRM. DOJ stated that this action is intended to accelerate the administrative process and provide firm deadlines. Following the conclusion of the hearing and post-hearing submissions, the Administrative Law Judge is expected to issue a recommended decision, after which the parties may file exceptions and the Attorney General, acting through the DEA, may issue a final rule or a further notice of proposed rulemaking. There can be no assurance as to timing or outcome.

The Attorney General, acting through the DEA, has the final say in whether to change marijuana’s scheduling and is not bound to abide by the recommendations of the Department of Health and Human Services. Additionally, changing marijuana’s scheduling under the CSA is not equivalent to decriminalizing cannabis use, and would serve to alter, but not eliminate, federal regulation of marijuana. Altering the scheduling would mean the federal government acknowledges some medical uses of marijuana, but would not change its current status as a controlled substance prohibited for most uses under federal law; indeed, placing cannabis on a different schedule, such as Schedule III as contemplated, would have the effect of imposing a separate federal program of rules and regulations on commercial cannabis activity largely incongruent with the programs permitted under state, local and territorial laws currently in effect, and the prevailing business environment of the regulated cannabis marketplace in the U.S. The DOJ and DEA have now taken limited action to place FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III, while separately initiating expedited proceedings—proceeding under the original May 2024 NPRM—to consider broader rescheduling of marijuana, including adult-use marijuana, from Schedule I to Schedule III. Even so, changing marijuana’s scheduling under the CSA is not equivalent to broadly legalizing or decriminalizing cannabis use. The Rescheduling Order is expressly limited, broader rescheduling remains pending, and any broader move to Schedule III would alter, but not eliminate, federal regulation of marijuana. As a result, the Company remains subject to a federal regulatory framework that differs materially from existing state-regulated cannabis programs and business practices. Accordingly, the Rescheduling Order should not be interpreted as a federal endorsement or approval of state-legal cannabis activities, and significant legal and regulatory uncertainty remains.
On September 27, 2023, the Senate Banking Committee passed the Secure and Fair Enforcement Regulation Banking Act (“SAFER Banking Act”) out of committee. The SAFER Banking Act has been proposed but has not been enacted into law as of the date of this filing. While some banks, credit unions and other financial services providers will provide banking services to the regulated cannabis industry, the majority of medicinal or recreational cannabis businesses do not participate in traditional banking systems due to the risks of federal prosecution. The SAFER Banking Act would include safe harbor from certain criminal, civil and administrative penalties which may otherwise result due to the status of marijuana under federal law or on the basis of a banking institution’s provision of financial services to a business that violates federal law. While marijuana would remain federally illegal under the SAFER Banking Act, the law could resolve existing tensions between federal and state law with respect to banking, lending to, and insuring a state or territorial-legal cannabis business. As of the date of this filing, the SAFER Banking Act is pending a vote on the Senate floor, but no vote has been scheduled.
The current Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) guidance (FIN-2014-G001, issued February 14, 2014) remains in line with the Cole Memorandum and details due diligence requirements, the requirement to file regular Suspicious Activity Reports for cannabis-related businesses, and compliance with Currency Transaction Reports. Existing guidelines permit banking institutions to service the regulated cannabis industry if they follow strict guidelines and comply with regular mandatory reporting relating to those entities.
Nevertheless, as of the date of this MD&A, marijuana sold for adult-use recreational purposes remains a Schedule I controlled substance at the federal level, while FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license have been placed in Schedule III pursuant to the Rescheduling Order. The U.S. federal government has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states and territories where the sale and use of cannabis is currently legal, or if existing applicable state, local and territorial laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.
Money Laundering Laws
Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA’s current categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (“Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states and territories that have legalized medical and/or adult-use marijuana, in 2014, the FinCEN issued guidance to prosecutors of money laundering and other financial crimes (“FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service marijuana-related businesses operating under state or territorial law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state or territory and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:
1.Verifying with the appropriate state and territorial authorities whether the business is duly licensed and registered;
2.Reviewing the license application (and related documentation) submitted by the business for obtaining a state or territorial license to operate its marijuana-related business;
3.Requesting from state or territorial licensing and enforcement authorities available information about the business and related parties;
4.Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the types of customers to be served (e.g., medical versus adult-use customers);
5.Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.
With respect to information regarding state and territorial licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state and territorial licensing authorities, where states and territories make such information available.
Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not materially increased banks’ willingness to provide services to regulated cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each regulated cannabis business they accept as a customer.
The relatively few state-chartered banks and/or credit unions that have agreed to work with marijuana-related businesses to date are typically limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana-related businesses at any time and without notice, these state- charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana-related businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the cannabis industry charge marijuana-related businesses higher fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.
The Secretary of the Treasury, Scott Bessent, has not articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance. Accordingly, as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.
In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

In the absence of comprehensive reform of U.S. federal cannabis legislation that would federally decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state and territorial-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor guidance to financial institutions that work with U.S. regulated cannabis businesses. The SAFE Banking Act has since been introduced and has passed the U.S. House of Representatives several times, but has not been passed by the U.S. Senate. The SAFE Banking Act has also been proposed as a rider to federal annual budget bills and the National Defense Appropriations Act. However, such attempts have failed. As of the date of this MD&A, the SAFER Banking Act remains pending and has not yet been scheduled for a Senate floor vote. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
Federal Taxation of Cannabis Businesses
An additional challenge to cannabis-related businesses is that the provisions of Section 280E of the Internal Revenue Code of 1986, as amended (“Section 280E”), are being applied punitively by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly and punitively in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state and territorial laws, seeking substantial sums in tax liabilities, interest and penalties resulting from the underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS has from time to time issued clarifications allowing the deduction of certain expenses that can be categorized as the cost of goods sold, the scope of such items is interpreted somewhat narrowly and disparately depending upon the type of cannabis vertical (e.g., cultivation, manufacturing, retail and distribution), and the bulk of operating costs, selling, and general administrative costs are not permitted to be deducted, especially on the retail side. Therefore, businesses in the state, local and territorial-legal cannabis industry are subject to substantially higher effective tax rates and thus may be less profitable than they would otherwise be. Notwithstanding the foregoing, there have been numerous challenges by cannabis stakeholders to the IRS’s application of Section 280E to cannabis business activities, several of which are pending resolution. Any potential change in scheduling could affect the application of Section 280E. The Rescheduling Order may affect the federal tax treatment of certain marijuana-related activities because it places FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III under the CSA. On April 23, 2026, the U.S. Department of the Treasury and the IRS announced that they plan to issue guidance addressing the federal tax consequences of the Rescheduling Order, including the application of Section 280E to businesses with multiple activities and a transition rule under which rescheduling would generally first apply for the full taxable year that includes the effective date of the Rescheduling Order. If issued as anticipated, such guidance could potentially provide clarity regarding the non-application of Section 280E to qualifying medical marijuana activities, which would represent a significant positive development for the Company’s tax position with respect to its medical cannabis operations. However, as of the date of this MD&A, such guidance has not been issued, and given the limited scope of the Rescheduling Order and the nature of the Company’s operations post Deconsolidation, no assurance can be given that the Rescheduling Order or any resulting guidance will materially alter the Company’s overall tax treatment under Section 280E.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. federal cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could abruptly suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition, or prospects.

Ability to Access Capital
Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under anti-money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding bank and/or merchant processors willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the FinCEN guidance and other applicable Bank Secrecy Act obligations, both discussed above. For clarity, the DOJ’s “Cole Memorandum” was rescinded in 2018 and does not provide operative federal enforcement guidance.
If the Company requires equity and/or debt financing to support its on-going operations, to undertake capital expenditures and to undertake acquisitions or other business combination transactions, there can be no assurance that additional financing will be available to the Company when needed or on terms which are commercially reasonable or otherwise acceptable. The Company’s inability to raise financing through traditional banking to fund its on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of Equity Shares.
Heightened Scrutiny by Regulatory Authorities
For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada, the U.S. or elsewhere. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdiction or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.
Changes to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in Canada, the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state or territorial jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the state in which the Company currently operates may have a material adverse effect on the Company’s business, financial condition, and results of operations. See the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca for additional details.
Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on the Canadian stock exchange or other stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca for additional details. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

Further, the CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository which clears and settles trades in the Canadian equity, fixed income and money markets, indicated that it would refuse to settle trades for cannabis issuers that have investments in the U.S. The TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.
In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc. (now, Cboe Canada), the Canadian Securities Exchange, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of the securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the Company’s equity shares are listed on a stock exchange, it would have a material adverse effect on the ability of such holders to make and settle trades. In particular, such equity would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange.
Compliance and Monitoring
As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable state and local licenses to cultivate, manufacture, possess, and/or distribute cannabis in the State of California, and (b) is in good standing and in material compliance with California’s cannabis regulatory program. The Company is in material compliance with its obligations under state and local laws related to its cannabis cultivation, manufacturing, distribution and dispensary licenses (the latter referring to prior to Deconsolidation), other than minor violations that would not result in a material fine, suspension, non-renewal or revocation of any relevant license.
The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in the state where it operates through its compliance department, outside government relations consultants, cannabis industry groups and legal counsel.
The compliance department is managed by the Company’s General Counsel and Corporate Secretary, Benjamin Vega (“General Counsel”). The Company’s compliance department is charged with knowing the local regulatory processes in California and is responsible for monitoring developments with their state and local agencies and governing bodies. The compliance department regularly reports regulatory developments to the Company’s General Counsel through written and oral communications and is charged with the creation and implementation of plans regarding all regulatory developments. The Company’s General Counsel works with external legal advisors in California to ensure that the Company is in ongoing compliance with applicable state and local laws and regulations and is aware of pending legislation and regulations at both the state and local levels which may impact the Company’s ongoing operations in any material respect.

Although the Company believes that its business activities are materially compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company currently derives 100% of its revenues from the regulated cannabis industry in California. Substantially all of the Company’s statement of financial position and results of operations relate to cannabis-related activities. Cannabis activities remain subject to significant restrictions and risks under U.S. federal law. The DOJ and DEA adopted the Rescheduling Order, effective April 22, 2026, and thereby placed FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III and established an expedited registration process for qualifying state medical marijuana licensees. However, this action does not broadly legalize commercial cannabis activity under the CSA, does not broadly resolve the federal treatment of adult-use cannabis activities, and does not complete the broader rescheduling process. Moreover, the placement of marijuana in Schedule III introduces significant new federal regulatory requirements, including DEA registration, manufacturing controls, distribution restrictions, recordkeeping obligations, security standards, and international treaty obligations under the Single Convention on Narcotic Drugs, that differ materially from and may conflict with existing state cannabis regulatory frameworks. The DEA has indicated it will issue additional guidance applicable to state-licensed operators, but such guidance has not yet been issued and there is currently no established compliance pathway that reconciles traditional Schedule III requirements with state-licensed cannabis operations. Accordingly, even where the Company’s cannabis-related activities are compliant with applicable state and local laws, significant federal enforcement, regulatory, tax and compliance risk remains. In particular, the Rescheduling Order does not constitute a general authorization for the Company’s business model, and any current and future application of Schedule III requirements could require substantial changes to the Company’s operations, compliance systems, and licensing structure, or could result in the Company being unable to comply with applicable federal law. There can be no assurance that the Company does or will be able to operate in a manner that is compliant with both state and federal law if and to the extent federal Schedule III requirements are applied to its activities.
In addition to the above disclosure, please see the “Risk Factors” section of the Annual Information Form for further risk factors associated with the Company’s operations for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca.
California Legal Framework and How It Affects the Company’s Business
California Licensing Scheme
California’s licensing body for medical and adult-use cannabis is the Department of Cannabis Control (“DCC”). There is no limit to the number of licenses the State of California may issue; however, some local jurisdictions have a limit on the number of licenses they will issue. Each license grants one licensed premises, and the main classes of licenses are: cultivation, retailer, distributor, manufacturer, microbusiness, event organizer, and testing laboratory. Additionally, a license may not be held by, or issued to, any person holding office in, or employed by, any agency of the State of California or any of its political subdivisions when the duties of such person are associated with enforcement of laws or regulations regarding cannabis or cannabis products. Although there are no requirements for vertical integration, California does define specific cultivation license types by canopy size.
California Medical Patient Requirements
Edibles labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 500mg THC per package (adult use limit is 100mg THC/package). Topicals labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 2000mg THC per package (adult use limit is 1000mg THC/package).
California Recent and Proposed Legislation
On August 31, 2024, the California State legislature approved Assembly Bill 1775, which would allow local jurisdictions the authority to approve “cannabis cafes,” where licensed retail and microbusiness (with retail) facilities could sell food and nonalcoholic beverages and host live music and other performances. On September 30, 2024, Governor Newsom approved Assembly Bill 1775, making the law effective on January 1, 2025. Under current law, some California cannabis dispensaries already offer “consumption lounges” for customers to use cannabis products on-site, but they are barred from selling anything other than prepackaged snacks and drinks. As of January 1, 2025, certain food and nonalcoholic beverage sales are permitted provided the applicable local jurisdiction approves such sales activities under its relevant regulatory program.

On August 30, 2024, the California State legislature approved Senate Bill 1059, which prohibits cities or counties from including in the definition of gross receipts, for purposes of any local tax or fee on a licensed cannabis retailer, the amount of any cannabis excise tax imposed under California law or any sales and use taxes. Governor Newsom signed Senate Bill 1059 into law on September 29, 2024. Senate Bill 1059 took effect January 1, 2025, and will effectively remove a strategy for local governments to essentially compound taxation by precluding them from including amounts paid in state taxes in the tax base for a local tax.
In September 2025, AB 564 was passed into law in California, which reversed the scheduled increase in the state cannabis excise tax and maintains the excise tax rate at fifteen percent (15%) through June 30, 2028 (i.e., through the end of FY 2027–28), and the change became operative October 1, 2025.In addition, recent federal developments relating to cannabis rescheduling and broader cannabis reform initiatives in Washington, D.C. may impact the future tax and regulatory environment applicable to the cannabis industry; however, the timing, scope, and ultimate outcome of any such developments remain uncertain.
For a detailed description of risk factors associated with the Company and its operations, please see the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca.
REGULATORY ENVIRONMENT: ISSUERS WITH HEMP-RELATED ASSETS IN THE UNITED STATES
Below is a discussion of the current federal and California regulatory regimes where the Company may directly or indirectly be involved, through its subsidiaries and investments, in the U.S. regulated hemp industry.
The Company’s Hemp-Related Activities are Limited, Contingent, and May Not Result in Commercial Revenues.
The Company has entered into the regulated hemp industry in the U.S. where state, local and territorial laws permit such activities. As part of the California authorized state hemp program, the Company has entered into and recently renewed a partnership with the Regents of the University of California to cultivate hemp for scientific research purposes. The Company and its subsidiaries and managed entities also do, and may, directly or indirectly participate in the cultivation, manufacture, processing, sale and/or distribution of industrial hemp and products containing hemp or hemp-derived substances, and such entities possess or will possess a hemp cultivation license as required for participation in the regulated hemp marketplace. In the future, the Company may, through its wholly-owned or managed affiliates, make further investments into other companies directly and indirectly participating in the regulated hemp industry across the U.S. and internationally.
The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Hemp Related Activities.
On July 7, 2026 the Company announced that it completed its first international sale of smokeable CBD biomass to Europe as part of the initial commercial harvest of Greenhouse 4 located at the Camarillo Facility during June 2026. The Company has procured from Ventura County, a local jurisdiction of California, a registration to cultivate industrial hemp and although the Company is not currently actively growing industrial hemp under this registration, the registration remains valid. As part of the California authorized state hemp program, the Company has entered into and recently renewed a partnership with the Regents of the University of California to cultivate hemp for scientific research purposes.

United States Regulation of Industrial Hemp and Hemp-Based Cannabinoids
On December 20, 2018, President Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115- 334, (popularly known as the “2018 Farm Bill”) into law.7 Under the 2018 Farm Bill, industrial and commercial hemp are no longer to be classified as a Schedule I controlled substance in the U.S. The definition of “hemp” includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9 THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and the production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of “hemp.” As of the date of this filing, however, following the effectiveness of the amendments enacted under Public Law No. 119, certain hemp-derived cannabinoid products may no longer qualify as lawful “hemp,” which could restrict or prohibit their interstate transportation notwithstanding permissive state laws.
In November 2025, Congress enacted the “Continuing Appropriations, Agriculture, Legislative Branch, Military Construction and Veterans Affairs, and Extensions Act, 2026,” H.R. 5371 (119th Cong.), which became Public Law No. 119-37 on November 12, 2025. Section 781 of Public Law 119-37 amends the federal “hemp” definition in 7 U.S.C. § 1639, and provides that these amendments take effect 365 days after enactment. As amended, the definition shifts to a “total tetrahydrocannabinols” standard, expressly including THCA, capped at not more than 0.3% on a dry-weight basis, and adds statutory exclusions that remove certain cannabinoid products from treatment as lawful “hemp.” Those exclusions include (among other things): (i) “intermediate hemp-derived cannabinoid products,” including products containing specified synthesized/manufactured cannabinoids and/or exceeding a combined total of more than 0.3% “total tetrahydrocannabinols” plus other “THC-like cannabinoids” (as determined by HHS), and (ii) “final hemp-derived cannabinoid products” exceeding a per-container threshold of 0.4 milligrams combined total (including THCA and other “THC-like cannabinoids” as determined by HHS). These amendments, once effective, can be expected to materially narrow the range of hemp-derived cannabinoid products treated as lawful “hemp” under federal law and could increase federal controlled-substance risk for non-compliant products.
The implementation and interpretation of these amendments will depend on forthcoming rulemaking and guidance from the FDA, HHS, and other federal agencies. In addition, Congress has introduced legislation that could modify, delay, or repeal certain aspects of these amendments prior to their effective date. Accordingly, there can be no assurance that the statutory framework described herein will be implemented as enacted or without material modification.
Despite the removal of CBD extracted from hemp and other hemp extracts produced under authorized state hemp programs excluded from the CSA, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”) to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.8
The FDA continues to enforce against violations of the FD&C Act by issuing warning letters to companies marketing and selling hemp-derived products. Over the past several years, the FDA has issued warning letters to companies marketing and selling unapproved hemp-derived CBD products. The letters reiterate the agency’s position that CBD cannot be added to food and dietary supplements, and as such, the agency has targeted companies whose products violated the FD&C Act’s prohibition against: (i) marketing CBD as or in a dietary supplement, human and animal food, or food additives; (ii) marketing a dietary supplement, human and animal food, or cosmetic with disease or drug claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent diseases); (iii) including a substance in human or animal food when that substance is not GRAS (generally recognized as safe); and (iv) selling products that are misbranded due to their failure to include “adequate directions for use by a layperson.” The FDA also issued a consumer update reaffirming its position that CBD cannot lawfully be added to food or marketed as a dietary supplement due to existing provisions of the FD&C Act and outlining the data and potential safety issues it is considering as part of its ongoing evaluation of potential regulatory frameworks for CBD. Notably, the FDA states that it could not conclude based on available data that CBD is “generally recognized as safe” for use in human or animal food. While this is broad and may not be applicable in all instances, it nevertheless could materially and adversely impact the Company’s business and financial condition. Further, the FDA has repeatedly stated that it will continue to police the market and enforce against CBD products. On March 22, 2021, for example, the agency issued warning letters to two companies for selling over-the-counter products labeled as containing CBD, alleging the products were illegally marketed, unapproved drugs, which were misbranded due to prominent featuring
7 H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.
8 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

of CBD on the labeling, followed by additional warning letters issued in 2021 and 2022. The FDA’s enforcement against the unlawful sale and marketing of CBD products has to date been limited to the issuance of warning letters, but other enforcement mechanisms are available to the FDA, including civil and criminal penalties. The FDA’s current prohibition on certain hemp-derived products and the unknowns and associated risks of potential future regulations governing hemp-derived products may have a material adverse effect on the Company’s business, revenues, operating results, financial condition, or prospects.
On January 26, 2023, the FDA announced its conclusion that existing regulatory pathways are not appropriate for CBD and that a new regulatory pathway would benefit consumers by providing safeguards and oversight to manage and minimize risks related to CBD products. The agency also stated that it is prepared to work with Congress on this matter and that it “will continue to take action against CBD and other Cannabis-derived products to protect the public, in coordination with state regulatory partners, when appropriate” by “monitoring the marketplace, identifying products that pose risks and acting within our authorities.” We note that although much of the official discussion on hemp-derived products had been localized to hemp-derived CBD, other hemp-derived cannabinoids should be assumed to be included. Further, as discussed below, regulatory changes surrounding the so-called “intoxicating” hemp-derived cannabinoids also have been an area of increasing concern and regulation.
Since 2024, Congress has introduced various legislation to amend the 2018 Farm Bill for the purpose of prohibiting or curbing the commercial production, sale, and distribution of certain hemp-derived cannabinoids with an “intoxicating” effect.
As noted above, Public Law No. 119-37 in November 2025 introduced amendments to the federal hemp definition originally established by the 2018 Farm Bill (effective 365 days after enactment) that (i) adopt a “total tetrahydrocannabinols” standard (including THCA) for hemp plant material and (ii) create product-based exclusions, including a per-container THC/cannabinoid threshold for certain final hemp-derived cannabinoid products.
These amendments, once effective in late 2026, are expected to directly and materially affect the legality, commercial viability, and regulatory compliance of hemp-derived cannabinoid products in which the Company may have a direct or indirect interest. The new laws will, if they become effective, directly and materially affect the legality, commercial viability, and regulatory compliance of products manufactured, distributed or otherwise produced using industrial hemp, in which the Company may have a direct or indirect interest. Hemp-derived cannabinoid products that fall outside the amended definition of “hemp,” including those exceeding applicable “total tetrahydrocannabinols” thresholds or otherwise captured by statutory exclusions, may be treated as “marihuana” or tetrahydrocannabinols under the Controlled Substances Act and, therefore, as Schedule I controlled substances under federal law.
As a result, there can be no assurance that federal law will continue to permit the manufacture, distribution, or sale of hemp-derived intoxicating products, and such changes to federal law or regulation may materially and adversely affect the business operations, prospects, and cash flows if hemp industry stakeholders.
As a result of the 2018 Farm Bill, federal law dictates that cannabinoids (like CBD and THC) derived from hemp are not a controlled substance; however, cannabinoids derived from hemp may still be considered a controlled substance under applicable state law. In addition, the federal amendments enacted in Public Law No. 119-37 (effective 365 days after enactment) exclude certain hemp-derived cannabinoid products, including specified synthesized or manufactured cannabinoids and products exceeding statutory THC or cannabinoid thresholds, from the definition of lawful “hemp,” which may cause such products to be treated as controlled substances under federal law. Individual states take varying approaches to regulating the production and sale of hemp and hemp-derived cannabinoids. Some states explicitly authorize and regulate the production and sale of hemp-derived cannabinoids (and/or products that contain them) or otherwise provide legal protection for authorized individuals to engage in commercial hemp activities. Other states, however, maintain drug laws that do not distinguish between marijuana and hemp and/or hemp-derived cannabinoids which results in hemp being classified as a controlled substance under certain state laws. State laws are in many cases not consistent between or among states and, in some instances, with federal law regarding hemp. Products regulated as “hemp” products under applicable state law may not qualify as lawful “hemp” under federal law, and such products remain subject to applicable federal controlled-substance restrictions notwithstanding more permissive state laws.

State-Level Hemp-Related Legislation
Various U.S. state and local authorities have enacted legislation and/or regulations to create regulatory programs regarding the cultivation of hemp, as well as the manufacturing and distribution of hemp products, especially hemp products containing “intoxicating” hemp-derived cannabinoids. A significant number of states have, in recent years, enacted legislation or adopted regulatory policies restricting or prohibiting hemp-derived cannabinoids with intoxicating effects (including delta-8 THC and similar compounds), imposing “total THC” standards, and/or establishing minimum age requirements for purchase. Other states have instituted bans or significant restrictions on some or all products with some or all hemp-derived cannabinoids, and others are considering legislation involving similar bans or significant restrictions. These state-level developments have contributed to increased regulatory scrutiny and have influenced ongoing federal legislative and policy considerations. Stakeholders must navigate patchwork of hemp laws and regulations that vary, and sometimes conflict between states. As a result, the regulatory and legal challenges associated with operating within the hemp industry are, generally, increasing both in terms of the quantity and complexity.
California, for instance, previously enacted Assembly Bill 45 (“AB 45”), which established a regulatory framework for the manufacture and sale of hemp-derived products, including foods, beverages, dietary supplements, and cosmetics containing hemp-derived cannabinoids such as CBD, subject to specified testing, labeling, and THC concentration requirements. AB 45 remains operative with respect to non-intoxicating hemp-derived products and is administered primarily by the CDPH. California Assembly Bill 8 (“AB 8”), however, was signed into law by Governor Gavin Newsom on October 2, 2025. The measure integrates “intoxicating hemp” and hemp-derived cannabinoids, including delta-8 THC and delta-10 THC, into the state’s regulated cannabis market. AB 8 revises the definition of “industrial hemp” to apply a “total THC” standard (encompassing delta-9 THC and its precursors) and restricts the manufacture, distribution, and retail sale of intoxicating hemp products to entities licensed under California’s cannabis regulatory framework. Once effective, the law prohibits unlicensed sales of such products, aligns testing, labeling, and packaging requirements with cannabis regulations, and expands enforcement authority for state and local agencies.
The legislation establishes a phased implementation timeline. Certain provisions, including limitations on the use of hemp extract in foods, beverages, and dietary supplements, take effect January 1, 2026. Full statutory enforcement of the transition—under which intoxicating hemp products must be sold only through licensed cannabis channels—commences January 1, 2028. Accordingly, AB 8 creates a multi-year transition period intended to harmonize the previously unregulated hemp-derived intoxicant market with the existing cannabis control regime. Implementation of AB 8 will require additional regulatory action and guidance from state agencies, and certain aspects of its scope and enforcement remain subject to clarification.
The CDPH previously adopted emergency regulations on September 24, 2024, prohibiting the sale of hemp products containing any detectable amount of THC or other intoxicating cannabinoids and limiting sales to individuals 21 years of age or older. These emergency rules remain in effect and serve as the operative regulatory framework pending final rulemaking. CDPH has initiated permanent regulations that would codify many of the emergency provisions, and those proceedings are ongoing. AB 8 is designed to complement and ultimately supersede the emergency regime, providing a statutory foundation for continued enforcement against unregulated intoxicating hemp products until its full operative date in 2028.
As a result, California currently maintains overlapping and evolving regulatory frameworks applicable to hemp-derived products, including (i) AB 45 governing non-intoxicating hemp products, (ii) CDPH emergency regulations adopted in 2024 restricting hemp products containing detectable amounts of THC or other intoxicating cannabinoids, and (iii) AB 8, which establishes a phased transition of intoxicating hemp products into the state’s regulated cannabis market. The interaction of these frameworks remains subject to ongoing rulemaking and enforcement developments.
For a detailed description of risk factors associated with the Company and its operations, please see the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca.

Holding Foreign Insiders Accountable Act
Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, known as the Holding Foreign Insiders Accountable Act, amended Section 16(a) of the Exchange Act, effective March 18, 2026, to require every person who is a director or an officer of a foreign private issuer with a class of equity securities registered under Section 12 of the Exchange Act to file beneficial ownership reports with the SEC. On March 5, 2026, however, the SEC issued an order under Section 16(a)(5) exempting directors and officers of certain foreign private issuers, including directors and officers of foreign private issuers incorporated or organized in Canada and subject to Canada’s National Instrument 55-104 – Insider Reporting Requirements and Exemptions, from the Section 16(a) reporting requirements and related rules, provided that the individual director or officer is required to report transactions under the applicable qualifying foreign reporting regime and any report filed under that regime is made available to the general public in English within no more than two business days of its public posting. Directors and officers of foreign private issuers remain exempt from Sections 16(b) and 16(c) of the Exchange Act.
Shareholders’ Equity
As of June 30, 2026 and December 31, 2025, our authorized share capital was comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.
Multiple Voting Shares
We are authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three (3)-year sunset period that would have expired on June 29, 2024. At our annual general and special meeting of shareholders held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share, representing an aggregate redemption amount of approximately $5 thousand.
Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).

Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), our wholly-owned subsidiary, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. During the three months ended September 30, 2025, MPB amended and restated its Articles of Incorporation to provide for a new series of Exchangeable Shares that has substantially the same rights and obligations of the existing Exchangeable Shares. Until a holder exchanges their Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.
We treat the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on our equity. Pursuant to the terms of the Exchangeable Shares, we and MPB are required to maintain the economic equivalency of such Exchangeable Shares with our publicly traded Equity Shares. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in our assets as the holders of the Equity Shares. We have presented these Exchangeable Shares as a part of shareholders’ equity within these Unaudited Condensed Consolidated Interim Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.
Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group, Inc. (“GH Group”) is 200,000 of which 55,000 shares are designated as shares of Series B Preferred Stock (“ Series B Preferred”), 5,000 shares are designated as shares of Series C Preferred Stock (“Series C Preferred”), 15,000 shares are designated as shares of Series D Preferred Stock (“Series D Preferred”) and 80,000 shares are designated as shares of Series E Convertible Preferred Stock (“Series E Convertible Preferred”). The Series B Preferred and Series C Preferred were fully redeemed or converted and are no longer issued and outstanding.
Holders of GH Group Preferred Shares are not entitled to vote, except in connection with any changes to the Certificate of Incorporation or the Bylaws of GH Group that adversely affect the powers, preferences, privileges or rights of such GH Group Preferred Shares. Except as provided in the foregoing sentence, the Series B, Series C and Series D Preferred do not carry any voting rights and are not convertible. Except as provided above, the Series E Convertible Preferred do not carry any voting rights, except for limited protective provisions, and are convertible.
In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to its stockholders, in the following order of priority and before any payment shall be made to the holders of GH Group Common Stock: (i) Series B Preferred, (ii) Series C Preferred, (iii) Series D Preferred and (iv) Series E Convertible Preferred. GH Group may redeem the GH Group Preferred Shares from a holder, in whole or in part, only after certain trigger events described below have occurred, and the redemption price will equal the liquidation value plus any accrued, unpaid and accumulated dividends.
The Series E Convertible Preferred are convertible at any time at the option of the holder into GH Group Class B Common Stock at a fixed conversion price of $9.00 per share. Each GH Group Class B Common Share is exchangeable for one Class C Common Share of MPB Acquisition Corp., which in turn is exchangeable for one publicly traded Subordinate Voting Share of Glass House Brands Inc. (the “Equity Shares”), resulting in an effective one-for-one exchange. GH Group may redeem the Series E Convertible Preferred, in whole or in part, at any time until the fifth anniversary of the original issuance after the earlier of the following trigger events have occurred: (a) (i) the 60-day volume-weighted average price of the Equity Shares is at least $12.00; (ii) the average daily trading volume of the Equity Shares exceeds one million shares; and (iii) the Equity Shares are listed on a major United States stock exchange, or (b) certain change of control events. Upon redemption, holders will receive the liquidation value plus any accrued, unpaid and accumulated dividends.

The Series B Preferred and the Series C Preferred carried a 20% cumulative dividend rate, which increased by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. The Series E Convertible Preferred carry a 12% cumulative dividend rate. Dividends accrue in arrears annually and are payable in cash quarterly if and when declared by GH Group’s board of directors.
There were 15,000 shares of Series D Preferred issued and outstanding as of June 30, 2026 and December 31, 2025; and there were 77,500 shares of Series E Convertible Preferred issued and outstanding as of June 30, 2026 and December 31, 2025. In accordance with the provisions above, the Company recorded dividends to the holders of GH Group Preferred Shares in the amount of $2.9 million and $4.7 million for the three months ended June 30, 2026 and 2025, respectively.
Shares Outstanding
As of August 1, 2026, we had 4,754,979 Multiple Voting Shares and 87,997,984 Equity Shares issued and outstanding. There were 6,244,521 Exchangeable Shares issued and outstanding in the capital of MPB Acquisition Corp. In addition, we had an aggregate of 5,480,724 Restricted Stock Units and 3,000,000 Market-Based Performance Restricted Stock Units outstanding as of August 1, 2026.
The following table summarizes the Equity Shares that were issued and outstanding as of August 1, 2026:

Equity Shares	Issued and Outstanding
Subordinate Voting Shares (SVS)	20,730,722
Restricted Voting Shares (RVS)	15,975,743
Limited Voting Shares (LVS)	51,291,519
87,997,984
Cautionary Note Regarding Forward-Looking Information
This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “continues,” “forecasts,” “projects,” “predicts,” “intends,” “anticipates” or “believes,” or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. Forward looking statements include, but are not limited to: statements concerning the completion of, and matters relating to, the various proposed transactions discussed by us herein and the expected timing related thereto; our expected operations, financial results and condition; general economic trends; expectations of market size and growth in the United States and California, the State we operate in; cannabis cultivation, production and extraction capacity estimates and projections; additional funding requirements; our future objectives and strategies to achieve those objectives; our estimated cash flow and capitalization and adequacy thereof; and other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond our ability to predict or control. Factors that could cause such differences include, but are not limited to: cannabis is a controlled substance under applicable legislation; the enforcement of cannabis laws could change; differing regulatory requirements across jurisdictions may hinder economies of scale; legal, regulatory or other political change; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any reclassification of cannabis or changes in the federal legality and regulation of U.S. controlled substances; restrictions on the availability of favorable locations; enforceability of contracts; general regulatory and licensing risks; California regulatory regime and transfer and grant of licenses; limitations on ownership of licenses; regulatory action from the Food and Drug Administration; competition; ability to attract and retain customers; unfavorable publicity or consumer perception; results of future clinical research and/or controversy surrounding vaporizers and vaporizer products; limited market data and difficulty to forecast; constraints on marketing products; execution of our business strategy; reliance on management; ability to establish and maintain effective internal control over financial reporting; competition from synthetic production and technological advances; fraudulent or illegal activity by employees, contractors and consultants; product liability and recalls; risks related to product development and identifying markets for sale; dependence on suppliers, manufacturers, and contractors; reliance on inputs; reliance on equipment and skilled labor; service providers; litigation and any unexpected outcomes thereof; intellectual property risks; information technology systems, cyber-attacks, security, and privacy breaches; bonding and insurance coverage; transportation; energy costs; risks inherent in an agricultural business; management of growth; risks of leverage; future acquisitions or dispositions; difficulty attracting and retaining personnel; and past performance not being indicative of future results.
Readers are cautioned that the factors outlined herein are not an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any of our future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Accordingly, readers should not place undue reliance on forward-looking statements. We undertake no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If we do update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.
Disclosure Controls and Internal Control over Financial Reporting
In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”).
Disclosure Controls and Procedures
In accordance with NI 52-109, management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of the Company’s DCP. Based on this evaluation as of June 30, 2026, and as a result of the material weakness in ICFR described below, our CEO and CFO concluded that the Company’s DCP were not effective as of such date.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), using criteria set forth in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable U.S. GAAP. ICFR includes those policies and procedures that provide reasonable assurance regarding:
•the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•the recording of transactions as necessary to permit preparation of financial statements in accordance with applicable U.S. GAAP;
•the execution of receipts and expenditures only in accordance with authorizations of management and the board of directors; and
•the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Material Weakness in Internal Control over Financial Reporting
During management’s evaluation of the effectiveness of internal control over financial reporting as of December 31, 2025, management identified a material weakness related to information technology general controls (“ITGCs”) associated with certain third-party service providers supporting the Company’s primary enterprise resource planning (“ERP”) system and its retail revenue and inventory management system.
The third-party service organizations that host and support these systems did not provide Service Organization Control (“SOC”) 1 Type II reports covering the relevant period. As a result, management did not have sufficient evidence regarding the design and operating effectiveness of controls at these service organizations.
In addition, management did not maintain effective controls over system-generated reports and financial information used in financial reporting. Although certain compensating review controls were designed, such controls were not fully implemented or consistently executed and evidenced during the period.
Due to the Company’s reliance on these systems and the lack of sufficient evidence to support (i) the underlying ITGC environment at the service organizations and (ii) the completeness and accuracy of system-generated reports and financial information, management concluded that there was a reasonable possibility that a material misstatement of the consolidated financial statements would not be prevented or detected on a timely basis.
Accordingly, management determined that this deficiency constitutes a material weakness in ICFR. This material weakness is considered pervasive due to the Company’s reliance on its ERP system and its retail revenue and inventory management system, including the related system-generated reports and financial information used in financial reporting.
Management’s Assessment of ICFR
Management evaluated the effectiveness of the Company’s ICFR as of December 31, 2025, based on the COSO framework. Based on this evaluation, and due to the material weakness described above, management concluded that the Company’s ICFR was not effective as of December 31, 2025.
Despite the material weakness described above, management believes that the Unaudited Condensed Consolidated Interim Financial Statements included in this quarterly report fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.
Remediation Plan
Management has initiated remediation actions to address the identified material weakness.
During the quarter ended March 31, 2026, the Company undertook the following actions:
•Engaged with relevant third-party service providers regarding the availability of SOC 1 Type II reports. As of June 30, 2026, one key service provider has engaged an independent accounting firm to perform a SOC 1 Type II examination, which is currently in process and is expected to cover the Company’s fiscal year 2026 reporting period.
•Designed and initiated implementation of enhanced controls over system-generated reports and financial information, including procedures to validate the completeness and accuracy of data used in financial reporting.
•Identified key reports and data dependencies used in financial reporting and initiated procedures to assess report logic, data sources, and completeness.

•Initiated the development and implementation of governance procedures over third-party service providers, including monitoring of SOC report availability and establishing procedures to evaluate service organization controls.
•Management is in the process of evaluating alternative solutions and service providers capable of providing SOC 1 Type II reports for a specific third-party application where such reports are not currently available.
These remediation activities are ongoing. The enhanced controls described above have not yet been fully implemented and have not operated for a sufficient period of time to conclude on their operating effectiveness. Accordingly, the material weakness has not been remediated as of June 30, 2026. Management will continue to execute its remediation plan and further develop and implement these controls.
Changes in Internal Control Over Financial Reporting
Except for the remediation activities described above, there were no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Management, including our CEO and CFO, believes that any DCP or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations, controls are designed based on assumptions and may not operate as intended as conditions change over time, and no evaluation of controls can provide absolute assurance that all control issues or instances of fraud, if any, have been prevented or detected. These inherent limitations include the possibility of human error, circumvention of controls through collusion, or unauthorized override of controls. Accordingly, misstatements due to error or fraud may occur and not be detected.
Additional Information
Additional information relating to the Company, including our Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca.